Form 20-F/A
Geo Genesis Group, Ltd.
filed 2009-06-10
CIK 1449956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

( Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number
Geo Genesis Group, Limited
 (Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

The Republic of the Marshall Islands
 (Jurisdiction of incorporation or organization)

10 th Floor Building No. 7
Shinan Software Park
288 Ningxia Road
Quingdao 266071
People’s Republic of China
(Address of principal executive offices)

Copies to:
Richard A. Friedman, Esq.
David Manno, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-972 5

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock
Common stock, Par Value $0.0001
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

As of December 31, 2008 the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows: 67,725,692 fully paid Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act ☐   Yes     ☒   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐  Yes  ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐    Yes      x No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer

☐ Large Accelerated filer                      ☐ Accelerated filer                      ☒   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.   ☒   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐   Yes     ☒   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court. ☐   Yes     ☐   No

EXPLANATORY NOTE

The Company’s consolidated financial statements are prepared in accordance with International Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

Table of Contents

CERTAIN INFORMATION

As used in this report, “we,” “us,” “our,” the “Company,” “The Group” and “GGG” refers to Geo Genesis Group, Ltd.. and its subsidiaries, Geo Genesis Group, Inc. and Qingdao China Partners Investment Advisory Co.., Limited, except where it is clear that such terms mean only Geo Genesis Group, Ltd.

            International GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached.  See “Item 17.”

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words believe, expect, anticipate, project and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations .

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in ‘Risk Factors’ in this report, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

The Following table provides the names and titles of our directors and senior management.

Name	Title
Marc Stephen Koplik	Non-Executive Chairman(1)
Roger Emile Bendelac	Chief Executive Officer(1)
Anastasio Carayannis	Chief Operating Officer(1)
Philip Roger Howard Connor III	Chief Financial Officer(1)
Albert O’Neil Grant II	Non-Executive Director(1)
Ian Frederick Davison	Non-Executive Director(1)
(1)	The business address for our directors and senior management is c/o Henderson & Koplik, the Graybar Building, 420 Lexington Avenue, Suite 2831, New York, New York 10170.

Mr. Kolpik’s responsibilities include sitting on the compensation committee and heading the audit committee.

Mr. Bendelac’s responsibilities include overseeing and implementing development of the Company’s Chinese business,

Mr. Carayannis’s, responsibilities include sitting on the audit committee and heading the compensation committee

Mr. Connor’s is responsible for preparation of the Company’s financial statements and reporting obligations.

Mr. Grant’s responsibilities as a director include settling policy for the Company.

Mr. Davison’s responsibilities as a director include setting policy for the Company .

B.	Advisors

Corporate Advisors/Investment Bankers/Regulatory Advisors on PLUS Markets
Orange Corporate Finance Limited
Devlin House
36, Saint George Street
Mayfair
London, W1S 2FW
United Kingdom

English Legal Advisers to the Company
Faegre & Benson LLP
7 Pilgrim Street
London EC4V 6LB
United Kingdom

Marshall Islands Legal Advisers to the Company
Reeder & Simpson P.C.
RRE Commercial Center
P.O. Box 601
Majuro
MH 96960
Marshall Islands

Bermuda Legal Advisers to the Company
Appleby
Canon’s Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX
Bermuda

Financial PR
St Brides Media & Finance Limited
Chaucer House
38 Bow Lane
London EC4M 9AY
United Kingdom
Principal Registrar
Computershare Investor Services (Channel Island) Limited
Ordnance House
31 Pier Road
St Helier, Jersey JE4 8PW
Channel Islands

Depositary and Custodian
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
United Kingdom

C.	Auditors

Auditors and Reporting Accountants - UK
Mazars LLP
Tower Bridge House
St Katharine’s Way
London E1W 1DD
United Kingdom

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for the Company (prepared in accordance with International generally accepted accounting principles (“International GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 7 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

	Year Ended September 30, 2008 (Audited)	From April 2 to September 30, 2007 (Audited)
(a ) Total revenue	$164,720	$56,294
(b) Income (loss) from continuing operations	$(2,415,504)	$(75,763)
Per Share(1)
(c) (Loss) earnings from discontinued operations	$0	$0
Per Share(1)
(d) Total assets	$737,235	$418,309
(e) Total long-term debt	$0	$0
(f) Capital stock	$6,773	$6,420
(g) Total shareholders’ equity	$683,212	$361,294
(h) Cash dividends declared per share	$0	$0
(i) Net loss for the period	(2,415,504)	$(75,763)
Per Share Basic (cents) (1)(2)	$(3.7)	$(0.31)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.
(2) The calculation of basic loss per share is based on loss after taxation of $2,415,504 (30 September 2007: $75,763 loss) and on 66,822,693 ordinary shares (30 September 2007: 24,172,929), being the weighted average number of shares in issue during the period.

Exchange Rates

The conversion of US Dollars intro Renminbi in this report is based on the average daily Interbank Rate reported by OANDA.com.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the OANDA.com. As of January 22, 2008, the Interbank rate was RMB6.8495 to USD$1.00.

US Dollars per Renminbi	Average (1)	High	Low	Period-End (2)
December 2008	6.8676	6.8810	6.8045	6.8542
November 2008	6.8413	6.8343	6.8029	6.8359
October 2008	6.8501	6.8443	6.7480	6.8520
September 2008	6.8499	6.8405	6.7926	6.8551
August 2008	6.8419	6.8702	6.8061	6.8452
July 2008	6.8475	6.8592	6.8005	6.8400
Year Ended September 30, 2008	7.3103	7.5183	6.9935	7.0222
Period ended September 30, 2007	7.6645	7.7400	7.5330	7.5558
 (1) Averages are calculated by using the average of the daily rates during the relevant period.
(2) Period ends on the last day of the month stated.

 B. Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness as at April 30, 2009 and September 30, 2008 . The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

Capitalization and indebtedness
	As At April 30, 2009 (Unaudited)	As At Sept. 30, 2008 (Audited)
Indebtedness
Guaranteed	0	0
Unguaranteed	$54,023	$54,023
Secured	0	0
Unsecured	$54,023	$54,023

Shareholders' Equity
Common Shares, issued and outstanding: (9/30/2008 , 65,900,428 shares and 9/30/07, 24,172,929 shares)	$6,773	$6,773
Share premium account	2,719,929	$2,719,929

Accumulated deficit	$(2,491,267)	$(2,491,267)

Subject to escrow agreement
Translation reserves	$2,035	$2,035
Free trading common shares
Share option reserve	$445,742	$445,742

Warrants (expiring)

Brokers' options (expiring)
Options to acquire stock

Fully Diluted Shares
Net shareholders' equity	$683,212	$683,212
Total capitalization	$683,212	$683,212

	As At Sept 30, 2009 (Unaudited)	As At Sept 30, 2008 (Audited)
Cash and cash equivalents	$385,725	$385,723
Total assets	$737,235	$737,235
Convertible redeemable preference shares(1)
Total shareholders’ (deficit) equity	$683,212	$638,212

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We have a limited operating history and limited historical financial information upon which you may evaluate our performance

We are in our early stages of development and face risks associated with a new company in a growth industry. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment. Even if we accomplish these objectives, we may not generate positive cash flows or the profits we anticipate in the future

We give no assurances that any plans for future expansion will be implemented and if we do not secure adequate financing, our profitability may be adversely affected.

Our ability to implement our business plan and ultimately generate enough revenue to be profitable is directly influenced by our ability to secure adequate financing.  If we do not receive significant funding from future investors, we will experience delays in our growth strategies and, ultimately, in our profitability.

Failure to attract and retain key personnel could have a material adverse effect on our business

We are dependent on various key personnel within our organizations including the officers Roger Emile Bendelac, Anastasio Carayannis, and Philip Roger Howard Connor III.   There is no guarantee that these individuals will remain with the Company and if any of them were to leave this may have an adverse effect on the Company’s business, financial condition and/or results of operations whilst management time is directed towards finding suitable replacements or if no suitable replacement is available to the Company.  The Company does not have  "keyman" life insurance for any of its officers or directors. Any future unavailability of the services of such key personnel may result in a failure of the Company to meet its investment objectives and  could have a material adverse effect on the business and prospects of the Company.

Our employment agreements do not protect the Company  against competition from former executive directors of the Company

Phillip Roger Howard Connor III, our CFO, Roger Emile Bendelac, our CEO, and Anastasio Carayannis, our COO, have service agreements in place with the Company. The terms of the service agreements are relatively basic and do not include provisions normally associated with standard UK service agreements including, inter alia , non-compete provisions or immediate termination provisions in the event an officer commits an act amounting to negligence or breaches the terms of his service agreement. The latter risk is negated to some degree on the basis the Company can terminate the service agreement with one day’s written notice. There is a risk to the Company however if the officer leaves the employ of the Company and sets up a competing business. That risk is also mitigated on existing business flow since the Company is usually protected by a non-circumvent agreement with its clients which protects the Company on specific assignment.

We face competition for a limited pool of investment opportunities which may reduce our potential profits
There are other companies operating in a similar sector to the Company, such as private equity funds,  financial institutions and other investors, both local to each target market the Company has identified and foreign, actively seeking and making investments in emerging markets. A number of these competitors may be substantially larger and may have considerably greater financial, technical and marketing resources than the Company.  Although we view ourselves in a favorable position vis-à-vis our competition, some of the other companies that sell into our market may be more successful than us and/or have more experience and money that we do.  Competition may lead to either an over-supply of business similar to that of the Company or  to prices for providing services being driven down as a result of potential advisers trying to win new business. In addition, competition for a limited number of potential investment opportunities may lead to a delay in making investments. The existence of such competition may have a material adverse impact on the Company’s ability to secure investment opportunities and ultimately reduce the Company’s potential profits.     There may be restrictions regarding investments made by foreign entities into certain emerging markets, and certain investments may require prior evaluation or approval by the governments of such markets. This may increase the competition for a limited number of investments considered to be attractive by the Company, and which may ultimately result in investment delays for the Company.

Changes in the tax laws could have a detrimental effect on our Company

Changes or interpretation of existing tax legislation in the jurisdictions the Company operates could be a possibility and such changes or interpretations may have an adverse effect on the tax liabilities of the Company or its subsidiaries.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests

We are incorporated under the laws of the Republic of the Marshall Islands, and our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

We have a limited operating history and may not generate enough revenues to stay in business.

We were organized in April 2007 and have had limited operations since our inception from which to evaluate our business and prospects. There can be no assurance that our future proposed operations will be implemented successfully or that we will ever have profits. Our limited financial resources are significantly less than those of other companies, which can develop alternatives to our current and pending product lines in the U.S. If we are unable to sustain our operations, you may lose your entire investment. We face all the risks inherent in a new business, including the expenses, difficulties, complications  and delays frequently encountered in connection with conducting operations, including capital requirements and management's potential underestimation of initial and ongoing costs. In evaluating our business and prospects, these difficulties should be considered. If we are unable to achieve profitability we will be forced to curtail our operations and go out of business.

We have a history of losses since our inception which may continue.  If we continue to experience losses, we may be forced to cease our operations which would cause investors to lose their entire investment

For the year ended September 30, 2008 the Company had a net loss of $2,415,504. For the period from incorporation to September 30, 2007, the Company had a net loss of $75,763.  Because of these conditions, we will require additional working capital to develop our business operations. We have not achieved profitability and we can give no assurances that we will achieve profitability within the foreseeable future, as we fund operating and capital expenditures. We cannot assure investors that we will ever achieve or sustain profitability or that our  operating losses will not increase in the future. If we continue to incur losses, we will not be able to fund any of our business development activities, and we may be forced to cease our operations. If we are forced to cease operations, investors will lose the entire amount of their investment.

If we are considered to be a “passive foreign investment company” for U.S. federal income tax purposes, a “U.S. Holder of our common stock could be subject to increased tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as “excess distributions”.

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not, a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder* of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions."

*As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States partnership or other United States entity treated as a partnership, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Risks relating to doing business in China

The Company has a presence in the PRC and is currently focusing the majority of its efforts on developing business there. Notwithstanding that this is not the only emerging market that the Company is focused on, it does account for a substantial proportion of the Company’s business to date and a significant amount of management time is spent on exploring ventures and initiatives in the PRC.

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

☐	the amount of government involvement;

☐	the level of development;

☐	the growth rate;

☐	the control of foreign exchange; and

☐	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business.  The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our services. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of Renminbi against U.S. dollar, which is continuing. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any of our dividends payable on our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

All of our revenues and about 10 per cent of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Capital outflow policies in the PRC may hamper our ability to remit income to the United States.

The People’s Republic of China has adopted currency and capital transfer regulations. These regulations may require that we comply with complex regulations for the movement of capital and as a result we may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of our operating subsidiary to the U.S. or to our stockholders.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change and the PRC government may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the PRC government will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in China remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in China, could have a material adverse effect on our business, results of operations and financial condition.

A downturn in the economy of China may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business.

Because Chinese law governs almost all of our material agreements, we may not be able to enforce our legal rights within China or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law governs almost all of our material agreements. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

Substantially all of our assets will be located in the PRC and many of our officers and directors reside outside of the United States.  As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon these directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Risks Related to the Common Stock

There Is No Trading Market For Our Common Stock And As A Result You May Not Be Able to Sell Our Common Stock.

There is no market for our common stock and there may never be a market for our common stock.  In the absence of an active trading market, you may have difficulty buying and selling or obtaining market quotations; the market visibility for our stock may be limited, and the lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

There is a limited public market for the common stock.

Our common stock is not traded on any market in the United States.  Our common stock is only traded on the PLUS Market, which is an exchange in London and as a result there is currently a very limited public market for our common stock and ownership of our stock is concentrated in the hands of a limited number of individuals. Our stockholders may, therefore, have difficulty selling their common stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of common stock, which may be purchased, may be sold without incurring a loss. Any such market price of the common stock may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the common stock in the future. Further, the market price for the common stock may be volatile depending on a number of factors, including business performance, industry dynamics, and news announcements or changes in general economic conditions.

We have not paid and do not anticipate paying any dividends on our common stock; therefore, our securities could face devaluation in the market.

We have paid no dividends on our common stock to date and it is not anticipated that any dividends will be paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion and for the implementation of our new business plan. Lack of a dividend can further affect the market value of our common stock, and could significantly affect the value of any investment in us.

Our shares are subject to the U.S. “Penny Stock” Rules and investors who purchase our shares may have difficulty re-selling their shares as the liquidity of the market for our shares may be adversely affected by the impact of the “Penny Stock” Rules.

Our stock will be subject to U.S. “Penny Stock” rules, which may make the stock more difficult to trade on the open market. Our common shares are not currently traded on the OTCBB, but it is the Company’s plan that the common shares be quoted on the OTCBB. A “penny stock” is generally defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on NASDAQ or a national securities exchange;
(ii) the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or
(iii) the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least US$2,000,000.

Our common stock does not currently fit into any of the above exceptions.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in our common stock will be subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend our securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share. Since our common stock is currently deemed penny stock regulations, it may tend to reduce market liquidity of our common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market.

The low price of our common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of our common stock also limits our ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders may pay transaction costs that are a higher percentage of their total share value than if our share price were substantially higher.
.

ITEM 4.	INFORMATION ON THE COMPANY\

A.	History and Development of the Company

Geo Genesis was incorporated and registered in the Marshall Islands on April 2, 2007 under the name Geo Genesis Group, Limited.  The Company was incorporated under the Business Corporations Act with company number 23087.

Trust Company of the Marshall Islands serves as the Company’s agent for service of process.  The registered address of the Company is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH096960, Marshall Islands.

The principal place of business of the Company is 10th Floor, Building No.7, Shinan Software Park, 288 Ningxia Road, Qingdao 266071, People’s Republic of China.  The telephone number at its principal place of business is +86(0)532 8571 0050.

The Company does business in China through its wholly owned subsidiary, Qingdao China Partners Investment Advisory Co. Ltd.  ("China Partners”).  China Partners is licensed by the Shangdong Province Commerce Department to provide corporate advisory services nationally.

Geo Genesis was formed as a holding company for the merged companies of Geo Genesis Group, Inc. (“GGGI”), which is registered in the United States, and China Partners.  Geo Genesis owns 100 percent of the share capital and 100 percent of the voting power in each of GGGI and China Partners.

Together with GGGI and China Partners, Geo Genesis has established a further six subsidiary companies and also has equity stakes in other companies.   Geo Genesis is in the process of establishing a private equity asset management division.   Geo Genesis holds 100 percent of the voting power and 100 percent of the share capital in each of their six subsidiaries.  The subsidiaries are listed below and the registration or incorporation of each subsidiary is indicated in brackets.

•	China Partners Capital Management, Limited (Bermuda)
•	China Partners Private Equity, Limited (Bermuda)
•	China Partners Properties, Limited (Bermuda)
•	China Partners Property Management, Limited (Bermuda)
•	GGG Global Capital Management, Limited (Bermuda)
•	GGG Global Opportunities Limited (Bermuda)

The subsidiaries of Geo Genesis have been established primarily to operate as investment vehicles and/or strategic advisers to companies based and/or operating in emerging markets, with current efforts being primarily focused in China, which are seeking to raise capital in the EU, Hong Kong and the United States.
As discussed in depth below under “Business Overview”, the Company’s current focus is on developing our business in China and establishing a private  equity asset management division.

The Company holds non-control equity positions in the following private companies:

1. Changda, which is an advisory client of China Partners, is a Marshall Islands incorporated holding company with PRC operating subsidiaries specializing in fertilizer products. The Company  owns  2.14%  of Changda (1,200,000 shares) which it acquired in 2007; and

2. Global Sealand Engineering, Limited (“Global Sealand Engineering”), an engineering services company incorporated in December 2007 in British Virgin Islands to aimed at establishing a waste water and environmental waterfront engineering company in the emerging markets and China in particular. The Company owns 35% of Global Sealand Engineering which it acquired in 2008.

3.  Trilliant Mining, an Ecuador based iron ore mining project where the company owns one million shares valued at an average price of $2, OTC-BB.

The Company accounts for acquisitions of subsidiaries and businesses using the purchase method.  The cost of the  business combination is measured as the aggregate of the fair values (as of the date of the exchange) of assets given, liabilities  incurred or assumed, and equity instruments issued by the Company (and its subsidiaries)  in exchange  for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions of recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s (including its subsidiaries) interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s (including its subsidiaries) interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

No public takeover bids have been made by third parties in respect of the Company’s issued share capital.

The Company financed its operations in part through private placements of shares at $.65 each.   Between November 2007 and January 2007, the Company completed two separate private placements with various subscribers in the United States pursuant to which we raised $2,291,700 (before expenses) for the purposes of working capital.

B.	Business Overview

Overview

Geo Genesis intends to generate revenues from:
(i) profit sharing and holdings of shares and warrants in investee companies;
(ii) advisory fees and/or equity positions taken in advisory clients or investee companies; and
(iii) management fees and profit sharing for assets under management.

Management believes there are numerous opportunities in emerging markets for international investors and companies, and further believe that, due to the combined financial and professional services experience of the Management, the Company will be able to take advantage of such opportunities by building on and solidifying its existing network of contacts based in emerging market countries.

Management believes it is important to develop and maintain specialist skills and expertise through having a local presence, alliances, partnerships and networks in the emerging markets within which the Company operates. By way of example, the Company, through its wholly-owned subsidiary China Partners, has five professionals employed in Qingdao, PRC and the officers are continuing to develop a network of professional advisers throughout China and other emerging markets.

The Company’s significant capital expenditures since inception have been for property, plant and equipment (including computers, software and office furniture), in the amount of $43,332.

Operations and Principal Activities

Management believes the key objectives for the Company are to generate revenue and/or acquire equity positions in investee companies, advisory clients or assets within the target market through:

(i) the provision of advisory services, which include: corporate restructuring, corporate governance, marketing strategy, assisting in appointing international professional service providers such as financial advisers, placing agents, lawyers and accountants,  and assisting in the management and communication with such professional service providers;
(ii) the provision and/or sourcing of private placing and pre-IPO capital;
(iii) ensuring that the raising of capital is completed in conformity with applicable rules and regulations; and
(iv) providing research on selected industry sectors.

The Company’s activities are currently focused on China.  During the six month period ending March 31, 2008, the Company made substantial progress in extending the number of clients and client targets.  The Company formed a strategic partnership with the Quingdao office of the Bank of Communications, China’s first state-owned shareholding commercial bank, to provide comprehensive financial services to joint clients which provides us with additional exposure to interesting, undervalued companies that may require our services.  Additionally, our strategic partners, Hiking Group Co, Ltd., a large collective group which was formed by five trading companies at provincial level, has referred to us five of its potential investment companies as investment projects.  We have also taken steps towards the establishment of the first of our fund management companies, following the appointment of a Nominated Advisor for a fund raising and listing of the China Private Equity Management Company CPPE.

In October 2008, the Company entered into a strategic cooperation agreement with Arbel CapitalGroup Ltd.  to provide corporate advisory and capital raising services to growth companies primarily in the agricultural and technology sectors.  The Company and Arbel have agreed to work together on a biofuel transaction that brings energy extraction technology to Ethiopia.  Arbel provides a wide range of financial and advisory services for emerging growth, technology-based companies, primarily from Israel, to assist them in achieving their international expansion potential with a focus on the Middle East, Africa and Europe. The Company believes that the agreement with Arbel has the potential to assist the development of strong strategic relationships that will complement and diversify the Company’s geographic reach.  The term of the agreement is for one year, with automatic annual renewals subject to earlier termination by either party upon 30 days’ written notice.

The Company generates revenue from providing strategic advisory services to companies and government entities throughout Africa, Asia, Europe, Central and South America and the United States. The strategic advisory services included advising clients on investor relations, recruitment of professional personnel, and corporate governance. The Company receives compensation in the form of equity in its clients and flat monthly fees.

The Company markets its services though obtaining referrals and contacts though its existing relationships. The Company also has a license to prospect in China.

Principal Markets

A breakdown of our revenues  by geographic region for the year ended September 30, 2008 and the period from inception to September 30. 2007 is listed in the following table

Region*	United States		China		Bermuda		Marshall Islands
Period	Year Ended Sept. 30, 2008	April 2 to Sept. 30, 2007	Year Ended Sept. 30, 2008	April 2 to Sept. 30, 2007	Year Ended Sept. 30, 2008	April 2 to Sept. 30, 2007	Year Ended Sept. 30, 2008	April 2 to Sept. 30, 2007
Revenues (USD)	105,690	0	64,864	59,262	0	0	0	0
*The company does not yet have operations in our target markets of Brazil, Europe, the ASEAN region or India.

These revenues consist of corporate advisory fees from clients in China and private placement fees earned in the United States.

The growth of emerging markets especially in Asia, South America and Eastern Europe, has increased their contribution and participation in the global economy. The Directors believe that they have the skills and ability to source and develop investment and advisory opportunities to maximize Shareholder value.

The following countries are the initial target markets of Geo Genesis Group, Ltd..
China

Currently, the Management considers China the key market for Geo Genesis, with all its activities managed through China Partners. The Company concentrates its efforts in the provinces of Jiangsu, Shandong and Hebei on the Eastern seaboard of China, between the cities of Beijing, Dalian and Shanghai known as “The Magic Triangle”.

Approximately 320 million people live within the area, where the average urban disposable income exceeded the national average by nearly 25 percent. in 2006 and accounts for 45 percent of China’s industrial output and 41 percent of total GDP.

Jiangsu province, located north of Shanghai, has the highest density of private enterprises in China, with more than 2 million private businesses operating in the province. Since the inception of economic reforms in 1978, Jiangsu has been a hot spot for economic development, and is now one of China’s most prosperous provinces. Many nationwide operating companies have their headquarters or significant offices in Beijing, whilst Shanghai is considered the commercial capital of China, being home to many multinational companies and the Shanghai Stock Exchange.

Shandong and Hebei are the richest provinces in terms of natural resources and have the strongest agricultural output in China, including products such as Yantai apples and Weifang radish. Shandong alone accounts for about 25 percent of the nation’s total gold production.  The area also includes three port cities of Shanghai, Tianjin and Qingdao.

Europe

(i) New members of the EU
Over the past five years new members of the EU have displayed economic growth and, as a result, an increase in personal wealth and disposable income, which has spurred consumer spending and created opportunities in the leisure and entertainment sector. The Directors expect improving political stability, regulatory environments and legal systems in these countries to provide favorable investment conditions.
In line with this, the Directors have identified areas of opportunity as companies from these countries have  direct access to consumers in the EU.

(ii) Potential EU members

Countries seeking to join the EU have been refining their economic policy and legal systems as part of their entry criteria, resulting in improved conditions for foreign investors. Some of these countries such as the Ukraine, Croatia and Turkey have EU trade agreements, which make the EU markets accessible for their products. The Directors believe there are opportunities to help companies in these countries to market their products in the EU.

India
India’s GDP is forecasted to grow at 8.7 percent. for 2008 due to investment demand and domestic   consumption. India is recognized for the existence of a functioning democracy, the legal structure and an   economy that is diversifying from recent success sectors of IT and services.  India’s middle class is expected to increase to 583 million people by 2025 and see their income increase eleven times. The Company will seek to exploit opportunities in the leisure and branded luxury goods sectors, areas in which the Directors consider India’s increasingly affluent middle-class to be focused.

Brazil

Brazil has a population of approximately 190 million people, a land mass almost the size of the United States  and is considered by many economists to be the world’s second largest developing economy after China. In April 2007, Brazil had a trade surplus of US$23.3 billion and the economy is expected to grow further in 2008.

 Brazil’s recent growth is mainly built on exports of agricultural products and natural resources to India and China as well as the rest of the world. It is the second largest supplier of commodities and has one of largest supplies of iron ore. Brazil is one of the world’s largest exporters of beef, coffee, sugar and orange juice and has recently experienced growth in soy and wood pulp exports.

The Directors believe that Brazil offers many interesting opportunities as it further expands its economy.

ASEAN region

The ASEAN region consists of ten countries including Vietnam, Laos, Indonesia and Malaysia, which are developing a regional economic community. The Directors believe that the regional development in Asia generally has spurred investor interest in the ASEAN region.

Competitive Position

The Company faces competition from both international and domestic companies that  seek to provide companies in China and other emerging markets with advisory services and access to funding sources.   The Company’s international competition  includes private equity and consulting  companies with operations in China and other emerging markets, including industry leaders such as Blackstone Group and Carlyle Group.  In the opinion of the management, based on its evaluation of the local Chinese market, domestic Chinese competition often lacks expertise,  experience and access to international capital markets.

C.	Organizational Structure
The group structure is as follows:

The Company has the following subsidiaries and equity stakes in investee companies:

(i) Advisory subsidiaries
Geo Genesis Group, Inc. (United States)

GGGI is a wholly-owned subsidiary of the Company, which provides consulting and strategic advisory services to corporate clients, such services including corporate counseling. GGGI is incorporated in the State of Delaware, United States and maintains an office in Manhattan, New York. Primarily, GGGI provides its services to private companies operating in emerging markets and assists with the management and strategic needs of Geo Genesis Group, Ltd..

Qingdao China Partners Investment Advisory Co., Limited (China)

China Partners is a wholly-owned subsidiary of the Company and provides advisory services to companies operating and/or based in China. It is registered as a company in China, and has its headquarters in Qingdao, a major seaport and industrial centre in the Shandong Province. It also has representation in the cities of Dalian, Beijing and Shanghai.  China Partners’ operations in China are supervised and executed by the China-Asia Executive Committee. China Partners is licensed by the Shandong Province Commerce Department to provide corporate advisory services nationally, including advising Chinese companies in connection with:

· international securities exchange listings;
· international trade; and
· international accountancy standards.

China Partners is not however licensed to act as a regulated corporate finance entity in China or internationally. Geo Genesis Group, Ltd. will use third party professional advisers to consummate any transactions which it is engaged on.

To date, China Partners has been engaged by eight companies in China to act as an adviser. These include:

· Haier Group – this is one of the world’s largest white goods manufacturers and one of China’s Top 100 IT Companies. China Partners recently completed an advisory assignment as an independent corporate adviser in conjunction with Libertas Asia, and continues to consult with Qingdao Haier Finance and Economics Management Co., Ltd, a subsidiary of Haier Group;

· Qingdao Hongdapai Decorating Engineering Co., Limited – advising on a private placing in conjunction with the privatization and takeover of a gold mine in Shandong Province, China;

· Changda International Limited (“Changda”) – advised in connection with a US$3.5 million private placing. Changda, a holding company for Weifang Changda Fertilizer Co., Ltd and Weifang Changda Chemical Co., Ltd, is currently exploring the option of admitting its share capital to trading on AIM, pursuant to which the Company is acting as an independent adviser to Changda;

· Feicheng Mishan Cement Co., Ltd – advised in connection with corporate restructuring; and

· Qingdao Jinghua Diamond & Jewellery Co., Ltd – advised in connection with corporate restructuring.

In January 2008, the Company entered into a cooperation agreement with Hiking Group Co., Ltd (“Hiking Group”) and intends to establish a Shanghai registered joint venture private equity investment company to invest in private placing and pre-IPO Chinese small and medium size enterprises. Hiking Group will invest in the joint venture through its subsidiary Hiking Group Shangdong Jinlong Investment Co., Ltd.

(ii) Investment subsidiaries

These wholly-owned subsidiaries consist of a Bermuda incorporated management company (the first named company in each instance below) and a corresponding Bermuda incorporated investment company (the second named company in each instance below). The Company intends to operate a typical investment company structure, in that it will retain control of the management companies whilst seeking capital from third party sources to invest directly into the investment companies and thereby reducing, or perhaps liquidating in full, its stake in the investment companies.

China Partners Capital Management, Limited and China Partners Private Equity, Limited

It is our Management’s intention that China Partners Private Equity, Limited will focus on private placing and pre- IPO investment opportunities in mainland Chinese enterprises, such enterprises being those that the Directors believe will be interested in exploring international securities exchange listing and already employ a certain level of western corporate governance and accounting standards.

China Partners Property Management, Limited and China Partners Properties, Limited

China Partners Properties, Limited intends to target industrial, commercial and residential properties in mainland China. This company will focus primarily on development, re-development and distressed assets.

GGG Global Opportunities, Limited and GGG Global Capital Management, Limited

It is the intention of the officers that GGG Global Capital Management, Limited will invest in private placings, pre-IPO private equity and publicly quoted company debt with an initial focus in China and India. The Directors intend that the management company’s investment committee will consist of seven members, including Group employees, and at least two members nominated at the discretion of leading investing parties. The Directors also intend that the board of the investment company shall have a majority of directors who are independent of Geo Genesis Group, Ltd. Each management company will be responsible for identifying new investment opportunities that fall within  defined investment criteria. Once a potential opportunity has been identified, the management company will carry out due diligence into the opportunity and, if it concludes the project suitable for investment, negotiate the terms. Final decisions on investments will be made by the investment company.

D.	Property, Plant and Equipment

Our Qingdao Office is located at 10th Floor Building No. 7, Shinan Software Park, 288 Ningxia Road, Quingdao 266071, People’s Republic of China.  The office space is approximately 497.45 square meters.  The lease for the premises commenced July 1, 2008 and expires on December 31, 2008.  The office rent is calculated on a daily basis of RMB 994.9 which is equivalent to RMB 363,138.50 (USD 53,170.49) per annum and shall be paid on a quarterly basis depending on the number of days in each quarter.

             Through an office share agreement we have rights to use an office located at 575 Madison Ave Suite 1006 New York, NY 10022.  Pursuant to this agreement we pay $400 per month for use of the office (including $275 for rent, $100 for telephone access, and $25 for mail service). The agreement renews monthly automatically unless terminated upon one months’ written notice.

Other than its Qingdao and New York offices, the Company does not lease any other office space.

4A.	Unresolved Staff Comments

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with international generally accepted accounting principles included elsewhere in this Form 20-F.  There are no adjustment required to the audited financial statement to make them in compliance with  United States generally accepted accounting principles ("US GAAP") except for the presentation of current and non-current assets and liabilities.  Note 7 to the financial statement provides additional information reconciling the accounting principles with IFRS.

This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

A.	Operating Results

Selected Annual Information –

The company’s financial condition is represented by audited financial statements for the five months from inception to September 30, 2007, and for the year ended September 30, 2008. Because the financial information is not from the same period of each fiscal year, the financial information cannot be compared.

Revenue

The Company generates revenue from:

Profit sharing and holdings of shares and warrants for investee companies;
Advisory fees and/or equity positions taken in advisory clients or investee companies; and
Management fees and profit sharing for assets under management.

The Company believes there are opportunities in emerging markets  for international investors and companies, and further believes that, because of the financial and professional services experience it offers clients, the Company will be able to take advantage of these opportunities by building on and solidifying its existing network of contacts based in emerging market countries. The Company faces challenges in generating business including other companies operating in a similar sector to the Company, such as private equity funds,  and financial institutions. The Company’s strategy for overcoming these challenges is to generate revenue though existing business contacts that that Company may have.

A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 14.2% versus the U.S. dollar from July 21, 2005 to September 30, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Transactions with customers and vendors are mainly denominated in US Dollars and Renminbi.  .  Management determined that the currency exposure arising from these transactions with is not significant to the Company and therefore does not hedge its foreign currencies.  The Company holds bank accounts in US Dollars and Renminbi to mitigate against exchange risk.

Revenues

For the period from April 2, 2007 (incorporation) to September 30, 2007, the Company had revenues of $59,262.
For the year ended September 30, 2008, the Company had net revenues of $164,720.   The revenue for this period was $105,690 for our United States division and  $64,864 from our China division.

Operating Expenses

For the period from incorporation to September 30, 2007, the Company had operating expenses of $133,288.
For the year ended September 30, 2008, the Company had operating expenses of $2,600,717.  For the year ended September 30, 2008, operating expenses of $435,657 was incurred by our United States segment, $263,583 by our China segment, $33,961 by our Bermuda segment and $1,867,516 from our Marshall Islands segment. The Company’s significant operating expenses include general and administrative expenses of $1,459,616, share option charge of $445,742 and cost of offering of $384,816.

Loss from Operations

For the period from incorporation to September 30, 2007, the Company had an operating loss of $76,994 which included the operating expenses of $133,288. For the year ended September 30, 2008, the Company had an operating loss of $2,435,997.  This included major expenses as mentioned in the preceding paragraph.  The cost of offering of $384,816 reflects expenses incurred as a result of the private placements and the listing of the Company’s shares on the PLUS Market.

Net Loss

For the period from incorporation to September 30, 2007, the Company had a net loss of $75,763.
For the year ended September 30, 2008, the Company had a net loss of $2,415,504.  For the year ended September 30, 2008, our net loss was $319,707 from our United States segment, $194,320 from our China segment, $33,961 from our Bermuda segment, and $1,867,516 from our Marshall Islands segment.

Investing Activities

For the period from incorporation to September 30, 2007, the Company had $299,924 net cash flow from investing activities.  This included $1,231 in interest received, $1,601 used for purchasing property and equipment, and $300,294 from the acquisition of a subsidiary.

For the year ended September 30, 2008, the Company had $6,476 net cash flow from investing activities.  This included $20,493 from interest received, $14,017 used for the acquisition of tangible assets.

Stock Options Expensing

The fair value of the share options granted has been calculated using the Black-Scholes option-pricing model individually applied to each option granted to officers and directors during the year ended September 30, 2008 totaling 8,095,000 shares. The inputs to this model include share price of 7 pence, exercise price of 5 pence, expected life of 3 years, expected volatility of 22%  and risk free rate of 5%. The pricing model resulted to a share option charge of $445,742 for the year ended September 30, 2008 and none for the previous year ended September 30, 2007.

Foreign Currency Transactions

The appreciation of Chinese RMB against US Dollar has caused lower net investment value as capital funds need to be converted from US Dollar to RMB in order to be injected to the invested party.

Summary of Results
	Year Ended Sept 30, 2008 (Audited)	From April 2 to September 30, 2007 (Audited)
Revenues	$164,720	$56,294
Net (loss) earnings from continuing operations	$(2,415,504)	$(75,763)
Net (loss) earnings	$(2,415,504)	$(75,763)
Net (loss) earnings per shares
Basic	$(0.036)	$(0.0031)

B.	Liquidity and Capital Resources

Our primary source of capital has been through private placements.  Between November 2007 and January 2008, the Company completed two separate private placements in the United States pursuant to which they raised gross proceeds of $2,291,700 at an offering share price of $0.65, for the purposes of working capital.

In the Company’s opinion, its working capital is sufficient for its present requirements. The Company’s sources of liquidity include its operations and its holdings in the publicly traded companies Changda International Holdings, Inc. and Trilliant Exploration Corp., in which it owns an aggregate of approximately $5 million in freely tradable stock.

The Company does not believe restrictions on converting Renminbi into foreign currencies will have any impact on its ability to meet its cash obligations.

The following table summarizes our cash flow since inception:

	Year Ended Sept 30, 2008 (Audited)	From April 2 to September 30, 2007 (Audited)
Net Cash flows used for operating activities	$(2,198,606)	$(78,941)
Net Cash flows used from investing activities	$(14,017)	$298,693
Net Cash flows used from financing activities	$2,291,701	$86,050
Net increase in cash and cash equivalents	$79,078	$305,802
Cash and cash equivalents at the end of the year	$385,725	$307,337

Since inception, the Company had a total of $284,676 capital expenditures consisting mostly of acquisition of subsidiary in China.  For the year ended September 30, 2008, the Company had a total of $14,017 in capital expenditures consisting of an automobile and office equipment for a subsidiary in China. For the year ended September 30, 2008 net cash flow from financing activities amounted to $2,291,701 arising from private placement proceeds from United States and $86,050 for the year ended September 30, 2007.  These funds were used for operating activities amounting to $2,198,606 and $78,941 for the year ended September 30, 2008 and 2007, respectively.  The Company anticipates that future capital requirements will be met through operations and borrowings from local financial institutions. A more detailed description of the elements comprising the company’s cash flow activities is presented in the statement of cash flows.

There are no legal or economic restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company.

C.	Research and development, patents and licenses, etc.

Since inception, we have not incurred any expenses related to research and development or patents and licenses.

D.	Trend Information

Our Chairman, Marc Koplik, noted in statement that during the year ended September 30, 2008, the total number of the Company’s clients increased. The number of potential clients also increased. We expect that the increased number of clients and potential clients will result in revenue in the first half of 2009.

.   As stated above, the Company  is in the process of establishing a private equity asset management division.

There are no known trends regarding advisory/consulting fees or that may affect the Company’s future revenues, income from continuing operations, profitability, liquidity or capital resources.

There are no known trends that may impact the Company’s planned private equity assets management division .

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of September 30, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	$0	--	--	--
Capital (Finance) Lease Obligations	$0	--
Operating Lease Obligations (1)		$--	--	--
Purchase Obligations	$54,023	--
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	0	--	--	--
Total Contractual Obligations and Commitments:	$54,023	--	--	--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management:
Name	Age	Position
Marc Stephen Koplik	61	Chairman, non-executive director
Roger Emile Bendelac	51	Chief Executive Officer
Anastasio (“Taso”) Carayannis	48	Chief Operating Officer
Phillip Roger Howard Connor III	46	Chief Financial Officer
Albert O’Neil Grant II	61	Non-Executive Director
Ian Frederic Davison	50	Non-Executive Director
Jan Pannemann	34	China-Asia Executive Committee Member
Steven Liu	26	China-Asia Executive Committee Member
Carlos Campbell	68	Chairman, Advisory Board

There are no family relationships among the directors and senior management.

Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

Marc Stephen Koplik

Mr. Koplik was educated at Brown University (A.B. cum laude ), where he was a Dean’s Scholar, College  Scholar and Francis Wayland Scholar, from where he graduated in 1968. Mr. Koplik is a graduate of Yale Law School. While at Yale he was an Editor of the Yale Law Journal and the Yale Journal of Law and Social Policy . In 1982, Mr. Koplik co-founded the law firm Henderson & Koplik, where he is currently the presiding partner. Prior to this, at Debevoise & Plimpton between 1971 and 1976, Mr. Koplik worked on financial and general corporate matters for a number of large blue-chip corporate clients. He also represented large insurance companies involved in secured and unsecured financing, project financing and leveraged lease financing. Mr. Koplik has served as a Director and/or General Counsel of Kuhns Brothers & Laidlaw, Laidlaw, Adams & Peck, Inc., investment bankers; Fayette Energy, an alternative power company; Jet Services; Vescom; Auerbach Financial Group and Auerbach Pollak & Richardson, a holding company and its subsidiary brokerage firm; and Haymarket Publishing in the United States. He also served as Vice President, General Counsel and Corporate Secretary of the New World Power Corporation, a public company listed on NASDAQ.

More recently, Mr. Koplik has served as General Counsel to Laidlaw & Company (UK) Limited, an investment bank and brokerage. He has also served as chief operating officer and chief compliance officer for a registered investment adviser and its hedge fund fund-of-funds. He has served as legal counsel to and a manager of a group of venture capital funds. Mr. Koplik is currently Chairman of the board of directors of Laidlaw Holdings PLC and Laidlaw & Company (UK) Ltd and serves as an adviser to a hedge fund.  Mr. Koplik is also currently a director of Galerie Prive.

Roger Emile Bendelac

Mr Bendelac is a graduate of the Institut d’Études Politiques de Paris, France and holds an M.B.A. with majors in both finance and international business from the Graduate Business School at Columbia University in New York. He began his career in 1980 at Oppenheimer & Co, and went to work at Shearson Lehman Brothers in 1985, before joining E.F. Hutton & Co in 1987. In all these roles he was a senior vice president involved with international investors in securities and commodities for both Europe and Latin America. In 1988 he became an investment executive for Westminster Securities Corp., a member of the New York Stock Exchange and concurrently, he was also co-founder and principal of REB Futures, a United States Commodity Futures Trading Commission registered commodity pool operator. Between 1992 and 1997, Mr. Bendelac was the chief executive officer of a strategic consulting firm, Genesis Associates, prior to joining Laidlaw Global Securities as a managing director in July 1997. Subsequently, he held positions of chief financial officer, director and chief operating officer at Laidlaw Global Corp., a then American Stock Exchange listed company, prior to becoming its chairman and chief executive officer in October 2000.   In 2001, Mr. Bendelac also served as director and member of the executive committee of Howe & Rusling, a Rochester based SEC registered money management firm as well as director of Laidlaw Pacific, then a Hong Kong based broker-dealer. In 2004, Mr. Bendelac formed Roger Bendelac Advisors, LLC to provide consulting services in connection with the restructuring of regulated broker-dealers. In February 2006, he joined Geo Genesis Group, Inc.  as a member of its Global Executive Committee and became Chief Executive Officer of the Company in January 2008. He is also on the China-Asia Executive Committee and a member of management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China Partners Properties.  Mr. Bendelac is also currently a director of Bendelac Family L.P, Fermont Holdings LLC, Roger Bendelac Family L.P., Roger Bendelac Advisors Limited, Sea View Trading, LLC and S.E.D. LLC.

Anastasio (“Taso”) Carayannis

Mr. Carayannis joined the investment bank of Drexel Burnham Lambert as an apprentice, while attending New York University School of Business, in 1981 and went on to become an account executive and eventually Vice President for International High Net Worth and Institutional accounts. He subsequently joined Smith Barney in 1988 as a Vice President and eventually Senior Vice President in the International Division before joining Oppenheimer in 1989 where he became Director of the Private Client Alliances Group and a Senior Vice President for International Institutional and High Net Worth Accounts. At Oppenheimer he was responsible for the establishment of numerous strategic alliances with private financial firms including in Switzerland, Luxembourg, Greece, Bahrain and Brazil. Mr. Carayannis subsequently joined Prudential Bache Securities in 1994 as Head of Private Client Alliances and Senior Vice President in the International Division. In 1996 he joined Laidlaw Equities as Executive Director and developed the International Division. He subsequently became president and chief operating officer of Laidlaw Global Corp. and eventually chairman and chief executive officer, and led the firm to profitability and a listing on the American Stock Exchange. Mr. Carayannis co-founded Globeshare in 1999, the first internet based international trading platform using a global network of strategic alliances providing access to clients and research and served as its chairman and chief executive officer. In December 2000, he founded Geolink Advisors LLC, a global strategic corporate advisory firm that assisted emerging market companies to access the capital markets in the US and London. He has assisted a number of companies list on exchanges and was the co-founder of three AIM-listed companies involved in emerging market private equity and international shipping; SovGEM Limited, Global Oceanic Carriers Limited and Origo Sino-India PLC. He sits on the China-Asia Executive Committee and the management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China Partners Properties.

Phillip Roger Howard Connor III

Mr. Connor began his career on Wall Street at Drexel Burnham Lambert in their training program in 1985, after graduating with a double major in Business Administration and Political Science from Southern Methodist University (“SMU”) in Dallas, Texas. He later joined Smith Barney through a Drexel Burnham Lambert merger in 1988. He joined Oppenheimer & Co. in 1989 as a Senior Vice President of Institutional Sales, specializing in global markets. His focus up to this point had been the Middle East and Latin America.  His expertise is in emerging market equities and Brady Bonds. Mr. Connor left Oppenheimer & Co. prior to the merger by CIBC in late 1995 and joined Prudential Bache Securities as a co-head of the Private Client Alliance Group. This group specialized in setting up strategic alliances in emerging markets. He later became a Managing Director of Laidlaw Global Securities in late 1996 and was in charge of Global Sales and Trading. He expanded his geographical expertise to Asia with a focus on China and China related securities. Mr. Connor is a co-founder of Geo Genesis Group, Inc.  and most recently has assisted companies listing on AIM, as a founding shareholder. He sits on the China-Asia Executive Committee and is a member of the management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China  Partners Properties.

Albert O’Neil Grant II

Mr. Grant has over 25 years’ experience in both domestic and international corporate and trade law and over 37 years’ experience in domestic and international estate and financial planning. He was admitted to the Federal District Court in the State of New Jersey, and the Courts in the State of New Jersey in 1971. In 1976, Mr. Grant was admitted to the Courts of the State of New York and the United States Supreme Court. In 2008, he was admitted to the Federal District Court Southern District of New York. He received his Law degree from the University of Maryland School of Law in 1971 and an M.B.A. in International Business from The George Washington University in 1983. During his career, Mr. Grant has negotiated export sales agreements and agency/distributor agreements for US manufacturers entering Europe, South-East Asia and South America. He has represented clients in establishing international subsidiary operations, joint ventures, partnerships, and assisted several non-US entities with their business activities in the United States. He began his career as a New Business Associate at Irving Trust Company from 1972 until 1975 and, following a one-year Law Associate position, he joined the Marine Midland Bank as an Assistant Trust Officer. In 1979, he joined the U.S. Trust Company as a Financial Planning Officer. After graduating from business school in 1983, Mr. Grant served as a Legal Consultant and Analyst to Multinational Marketing Associates of Reston Virginia prior to practicing law with various firms in New Jersey and New York. He established his own law firm in 1988.

Ian Frederick Davison

Mr. Davison is an Associate of the Chartered Institute of Bankers with fifteen years’ experience in banking,   finance and property prior to moving into the management and corporate finance consultancy sector in 1991. He still practices as an independent business adviser to private companies and his current activities are performed under the aegis of the Institute for Independent Business, an international training and accrediting body for independent management consultants, on whose general advisory council Mr. Davison now sits.  From 1988 to 1991, Mr. Davison was at Lane Fox and Partners, a property estate agent, as an associate director and developed the firm’s Northern Home Counties presence. Prior to that, he was a Manager of the country house department at Bairstow Eves Country Homes in Hertfordshire from 1986 to 1988. Ian began his career in the finance industry in 1976 at Midland Bank and thereafter moved to Alliance Building Society in 1983, before working with Schroeder Financial Management Ltd from 1985 to 1986.  Mr. Davison is currently a board member of Executives Association of Great Britain Limited and Global & Provincial Corporate Finance Limited.

Mr. Davison was awarded Her Majesty The Queen’s Golden Jubilee Medal in 2002 and holds the Cadet Forces Medal and two clasps. In addition, he is a Commissioned Officer in Training Branch of the Royal Air Force Volunteer Reserve in which he carries the rank of Wing Commander.

Senior Management

China-Asia Executive Committee

The China-Asia Executive Committee comprises 5 members, which includes the three executive Directors referred to above and the following:

Jan Pannemann

Mr. Pannemann brings five years’ experience in the UK, Germany and Holland as a project manager and business analyst for small and medium sized enterprises from Germany and Eastern Europe. His clients during this time included KUG Umwelttechnik and UDG Maastricht Eastern Europe Division. In 2005, he co-founded China Partners. He is a director and the chief executive officer of China Partners as well as a member of the management companies’ investment committees of China Partners Private Equity and China Partners Properties.

Steven Liu

Mr. Liu joined London Asia Capital, an AIM-listed China centric investment company in 2004, after he finished his studies at Lancaster University. In 2005, he co-founded China Partners. He has an understanding of regional requirements and is a member of the local district committee of the Chinese People’s Political Consultative Conference. He is a director and president of China Partners as well as a member of the management companies’ investment committees of China Partners Private Equity and China Partners Properties.

Advisory Board

Carlos Campbell

Mr. Campbell has a B.S. from Michigan State University, a Diploma in Engineering Science from the US Naval Post Graduate School and a Masters of City and Regional Planning from Catholic University of America. He has also completed seminars in corporate governance and auditing at the Harvard Business School, UCLA and the National Association of Corporate Directors between 2003 and 2006. He serves on the boards of three publicly traded corporations, including NASDAQ listed Resource America and Pico Holdings, and is a certified corporate director. He has served on over eighteen corporate boards in the areas of finance, engineering services and transportation. Mr. Campbell served in the Sub Cabinet of President Ronald Reagan as the Assistant Secretary of Commerce for Economic Development with the US Department of Commerce. In this capacity he was the final signature authority for a US$1 billion loan portfolio and a US$300 million program budget.

B.	Compensation

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has six directors: Marc Stephen Koplik, Roger Emile Bendelac, Anastasio (“Taso”) Carayannis, Phillip Roger Howard Connor III, Albert O’Neil Grant II, and Ian Frederick Davison.  The table below sets forth the compensation paid to such directors by the Company under their current contracts.

Executive Compensation

Each executive director has entered into an employment agreement with the Company. The employment agreements provide for the executive Directors to receive a cash bonus of 10 percent of the Company’s consolidated net profit for its first year, to be divided equally amongst them.  The executive directors have the right to be allocated between 45 and 60 percent of any founders’ shares in the capital of the Company’s transactional clients and any start-up companies it is involved with, to be divided equally among the executive directors.  Further, each executive Director is entitled to spend up to $75,000 for travel and entertainment expenses, subject to production of original receipts and provided the same only relate to the business of the Company.  All the executive Directors have the responsibility to unanimously approve requests for all expenses and disbursements exceeding $5,000. The service agreements do not contain any non-compete provisions.

The following table presents all of the compensation awarded to, earned by or paid to each individual who served as a member of our board of directors and as an executive for the fiscal year ending September 30, 2008.  No compensation was paid to our board of directors or executives for the fiscal year ended September 30, 2007.

Summary Compensation Table

Name	Cash salary or Directors’ Fees	Bonus
Directors	A$	A$

Marc Stephen Koplik	60,000(of which none was salary)
Roger Emile Bendelac	180,000(of which none was salary)	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors*
Anastasio (“Taso”) Carayannis	180,000 (of which none was salary_	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors*
Phillip Roger Howard Connor III	180,000(of which none was salary)	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors*
Albert O’Neil Grant II	36,000 (of which none was salary)
Ian Frederic Davison	24,000 (of which none was salary)

* The Company did not have net profit for the year ended September 30, 2008 and no cash bonus was paid.

Stock Option Grants

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as of November 11, 2008.  All stock options were issued during the fiscal year ending September 30, 2008.  No stock options were issued during the prior fiscal year.

Optionholder	Options	Date of Grant	Exercise Period	Exercise Price (GBP)
Adam Ferencz	250,000	December 17, 2007	3 years	5 pence
Albert Grant	50,000	January 9, 2008	3 years	5 pence
Anastasio Carayannis	2,140,000	December 17, 2007	3 years	5 pence
Anthony Sarkis	250,000	January 9, 2008	3 years	5 pence
Jan Pannemann	500,000	January 9, 2008	3 years	5 pence
Jiasheng Liu	500,000	January 9, 2008	3 years	5 pence
Ian Davison	100,000	January 14, 2008	3 years	5 pence
Marc Koplik	25,000	January 9, 2008	3 years	5 pence
Philip Connor	2,140,000	January 9, 2008	3 years	5 pence
Roger Bendelac	2,140,000	January 9, 2008	3 years	5 pence

Employment Agreements

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Employment Contracts

Except for as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Corporation and any of its named executive officers.  Although the guaranteed portion of the Executive Directors compensation is deemed as "salary", because they work under the terms of a service agreement with no employee benefits, the guaranteed monthly payment is deemed to be an independent contractor payment from a U.S. tax viewpoint.

Philip Roger Howard Connor III, the Chief Financial Officer of the Company, is a party to an employment agreement with the Company.  His appointment as the chief financial officer commenced October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Connor a salary of $15,000 per month.  As an executive director, Mr. Connor receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Connor the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

Roger Bendelac, the Chief Executive Officer of the Company, is party to an employment agreement with the Company. His appointment as the executive director commenced on October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Bendelac a salary of $15,000 per month.  As an executive director, Mr. Bendelac receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Bendelac the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

Anastasio Carayannis, the Chief Operating Officer of the Company, is party to an employment agreement with the Company. His appointment as the chief operating officer commenced on October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Bendelac a salary of $15,000 per month.  As an executive director, Mr. Carayannis receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Carayannis the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

 Ian Davison, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director commenced on December 17, 2007 and continued for a period of twelve months from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Davison a salary of $2,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

Albert Grant, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director was for a period of twelve months starting from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Grant a salary of $3,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

           Marc Koplik, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director was for a period of twelve months starting from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Koplik a salary of $5,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

C.	Board Practices

The Board

The Board consists of six directors, three non-executives and three executives. It is intended that a further non-executive director will be appointed to the Board. Such nonexecutive shall be nominated by Orange Corporate Finance (the Company’s PLUS Market advisor), in agreement with the Company (such agreement not to be withheld unreasonably). Until a further non-executive director is appointed to the Board, Orange shall have the right to attend all meetings of the Board and receive Board papers, and the Company shall use its reasonable endeavors to provide monthly management accounts with such papers, within a reasonable time period prior to the holding of such meetings.

The Directors have experience in investment, legal and administration. The board of each subsidiary within Geo Genesis Group, Ltd. shall report directly to the Board. Overall day-to-day management of the Company will be the responsibility of the executive Directors, namely, Roger Bendelac, Anastasio Carayannis and Philip Connor. It is intended that each region the Company operates in will have an executive committee which shall consist of one or more members of the Board as well as senior management of the regional operation. To date, the Directors have established a China-Asia Executive Committee. An Advisory Board has been established to assist the Directors with corporate governance and country specific and regional matters. It is expected that the number of members of the Advisory Board will increase as the Company expands its remit in other emerging markets. The Advisory Board member is currently compensated on a per engagement basis.

The Board holds monthly board meetings. To enable the Board to perform its duties, all Directors have full access to all relevant information and to the services of the Company Secretary. If necessary, the non-executive directors may take independent professional advice at the Company’s expense. The Board consists of six members, three of whom are non-executive Directors. The Board considers the non-executive Directors to be independent in character and judgment and accordingly consider the non-executive Directors to be independent directors for the purposes of the Combined Code. The Board has delegated specific responsibilities to the committees described below. Each of our directors serve until the next annual meeting of our shareholders and until their successor is elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term in office.

The Audit Committee

The audit committee, comprising Marc Koplik as chairman and Albert Grant and meets at least four times per year. The audit committee reviews the Company’s annual and interim financial statements before submission to the Board for approval. The audit committee reviews regular reports from management and the external auditors on accounting and internal control matters. Where appropriate, the committee monitors the progress of action taken in relation to such matters. The committee also recommends the appointment and review the fees of the external auditors.

The Remuneration Committee

The remuneration committee, comprised of Albert Grant as chairman and Marc Koplik, meets at least twice a year. It is responsible for reviewing the performance of the executive Directors and for setting the scale and structure of their remuneration, paying due regard to the interests of Shareholders as a whole and the performance of the Company. The remuneration committee also determines the allocation of any share options and will be responsible for setting any performance criteria in relation to the exercise of share options. Given the Company’s size, the Directors don’t consider there to be a need, presently, for a nominations committee. As the Company grows, the Board will assess the need for establishing a nominations committee and will consider developing further policies and procedures which reflect the principles of good corporate governance and the Combined Code.  The Company has adopted a code for the share dealings of the Directors (including members of his family and connected persons) and key employees.. The Directors will comply with the PLUS Rules relating to their dealings in the Shares and will take all reasonable steps to ensure compliance by the Company’s relevant employees.

D.	Employees

Eleven employees are based in our Quingdao offices including our chief-Asia Executive Committee Members Jan Pannemann and Jiasheng Liu.  Our other employees in Quingdao include four project managers, one accountant, and assistants.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B, including members of the executive committees and strategic affiliates.  The table includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held	Number of Options Outstanding (1)	Number of Class A Warrants Outstanding (2)	Number of Class B Warrants Outstanding (2)	Number of Class C Warrants Outstanding (2)	Beneficial Ownership(3)	Percentage Of Class (* indicates less than 1%) (4)
Adam Ferencz	--	250,000	--	500,000	150,000	--	*
Albert O’Neil Grant II	500,000	50,000	250,000	--	--	500,000	*
Anastasio Carayannis	7,800,000	2,140,000	3,900,000	--	--	7,800,000	11.52%
Anthony Sarkis	--	250,000	--	500,000	150,000	--	*
Jan Pannemann	1,485,000	500,000	--	--	--	1,485,000	2.19%
Jiasheng Liu	2,695,000	500,000	--	--	--	2,695,000	3.98%
Ian Davison	--	100,000	--	--	--	--	--
Marc Stephen Koplik	1,400,000	25,000	2,100,000	--	--	1,400,000	2.06%
Phillip Roger Howard Conner III	7,800,000	2,140,000	3,900,000	--	--	7,800,000	11.52%
Roger Emile Bendelac	7,200,000	2,140,000	2,500,000	--	--	7,200,000	10.63%
Total Directors and Senior Management	28,880,000					28,880,000	42.64%

(1) For information regarding the exercise price and expiry date of the options, please see “ITEM 6B. COMPENSATION” above.
(2) For information regarding exercise price and expiration date of warrant, please see “ITEM 10A. DESCRIPTION OF SHARE CAPITAL”
(3) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(4) Percentage calculated based on 67,725,692 outstanding shares of common stock

Stock Option Plan

             On July 26, 2007, pursuant to a board resolution, the Company established a first year option plan for Directors, members of the Company’s executive committees and strategic affiliates. Under such plan, the Company allocated 20 percent of the issued share capital of the Company, (64,200,000 Shares) when the Company acquired Geo Genesis Group, Inc. as its wholly-owned subsidiary on July 30, 2007. The Company was thereby authorized to issue 12,840,000 options over Shares (the “Options”), one Option being exercisable for one Share, and has issued 8,095,000 as of April 7, 2007.

The Board formalized the contents of the July 26, 2007 resolution by adopting a stock option plan, which is referenced in this document as the Share Option Plan. It is proposed that the powers of the Board will be operated through and on the recommendation of the Remuneration Committee. The principal terms of the Share Option Plan, which will apply to all Options to be granted under the Share Option Plan subject to the Company’s admission to the PLUS Markets, are as follows:

The Options shall be exercised in whole or in part by the Optionholder’s delivery to the Company of a written notice (the “Notice of Exercise”) setting forth the number of Shares with respect to which the Option is to be exercised, together with (a) cash, check, bank draft or postal or express money order payable in an amount, equal to the aggregate exercise price for the Shares being purchased; (b) price; (c) with the consent of the Board, a personal recourse note issued by the Optionholder to the Company in a principal amount equal to such aggregate exercise price and with such other terms, including interest rate and maturity, as the Board may determine in its discretion, provided that the interest rate borne by such note shall not be less than the lowest applicable federal rate, as defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended; (d) with the consent of the Board, such other consideration that is acceptable to the Board and that has a fair market value, as determined by the Board, equal to such aggregate exercise price; or (e) with the consent of the Board, any combination of the foregoing. In order to exercise the Option in whole or in part, the Optionholder shall deliver to the Company the Notice of Exercise and related investment letter, payment of exercise price and any agreement not inconsistent with that may then be required by the Company in its sole discretion. As promptly as practicable after receipt by the Company of such deliverables, the Company shall deliver to the Optionholder (or if any other individual or individuals are exercising the Option, to such individual or individuals) a certificate registered in the name of the Optionholder (or the names of the other individual or individuals exercising the Option) and representing the number of Shares with respect  to which this Option is then being exercised. The Company may imprint upon the Option certificates such legends as counsel for the Company may consider appropriate. Delivery by the Company of the certificates for such Shares shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the mail, addressed to the Optionholder, at the address specified in the Notice of Exercise. The Company will pay all fees or expenses necessarily incurred by the Company in connection with the issuance and delivery of Shares pursuant to the exercise of the Option.

The Company will, at all times while any portion of the Option is outstanding, reserve and keep available, out of Shares of its authorized and unissued share capital, a sufficient number of Shares of its capital to satisfy the requirements of the Options. If the Company shall effect any subdivision or consolidation of shares or other capital readjustment, the payment of a dividend, or other increase or reduction of the number of shares outstanding, in any such case without receiving compensation therefore in money, services or property, then the number, class and per share price of shares subject to the Option shall be appropriately adjusted in such a manner as to entitle the Optionholder to receive upon exercise of the Option, for the same aggregate cash consideration, the same total number and class of shares as he or she would have received as a result of the event requiring the adjustment had he or she exercised the Option in full immediately prior to such event.

The Options are not transferable by the Optionholder or by operation of law, otherwise than by will or under the laws of descent and distribution. The Options are exercisable, during the Optionholder’s lifetime, only by the Optionholder. In the event that the Optionholder’s employment (“employment” including service as a director) with the Company or any subsidiary is terminated by the Company without cause (as defined in the Share Option Plan), the Optionholder shall have the right to exercise the Option within 30 days after the latest date on which the Optionholder so ceases to be an employee of the Company or any subsidiary or parent (but not later than the expiration date of the Option) with respect to the shares which were purchasable by the Optionholder by exercise of the Option on such date. In the event that the Optionholder’s employment is terminated by the Optionholder for any reason or by the Company for cause, the Option shall terminate immediately. In the event of the death or permanent and total disability of the Optionholder prior to termination of the Optionholder’s employment with the Company and all subsidiaries or parents and prior to the date of expiration of the Option, the Option shall terminate on the earlier of the expiration date of  the Option or one year following the date of such death or disability.

In the event of the death of the Optionholder prior to termination of the Optionholder’s employment with the Company and all subsidiaries or parents and prior to the date of expiration of the Option, the Optionholder’s executors, administrators or any individual or individuals to whom the Option is transferred by will or under the laws of descent and distribution, as the case may be, shall have the right to exercise the  Option with respect to the number of shares purchasable by the Optionholder at the date of death.

The Share Option Plan is subject to all laws, regulations and orders of any governmental authority which may be applicable thereto and, notwithstanding any of the provisions thereof, the  Optionholders have agreed that they will not exercise the Options granted to them nor will the Company be obligated to issue any Shares thereunder if such exercise or the issuance of such Shares, as the case may be, would constitute a violation by the Optionholder or the Company of any such law, regulation or order or any provision thereof.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

      As of January 31,2009, a total of 67,725,692 common shares of our capital stock were issued and outstanding.

To the best of the Company’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of the Company, except for those listed below:
Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Common Shares	Roger Bendelac	7,200,000	10.63%
Common Shares	Phillip Roger Howard Conner III	7,800,000	11.52%
Common Shares	Anastasio Carayannis	7,800,000	11.52%
Common Shares	Revelin Investment Corp. (3)	5,000,000	7.38%
Common Shares	Nalin Corporation (3)	5,000,000	7.38%
Common Shares	Spartan Holdings (4)	3,400,000	5.02%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2)	Based on 67,752,692 common shares issued and outstanding at January 31, 2009
(3)	Nicholas Hauffman has voting and dispositive powers over the shares owned by Nalin Corporation and Revelin Investment Corp.
(4)	Spyro Vlassopoulous has voting and dispositive powers over the shares owned by Spartan Holdings.

There are currently no voting rights arrangements among the Company’s shareholders and directors, nor do any major shareholders have different voting rights.

Shares in the United States

Of the 67,752,692 common stock shares issued and outstanding on January 31, 2009, an aggregate of 30,575,692 shares are held by 25 shareholders in the United States. To the best of the Company’s knowledge this amount represents all the shares that are owned directly or indirectly by residents of the United States.

Control of the Company

 To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person(s) severally or jointly.  The Company is not aware of any arrangements which may at a subsequent date result in a change of control in the Company.

B.   Related Party Transactions

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”).

C.	Interests of Experts & Counsel

 Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are prepared in accordance with International Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Dividend Policy

 The Company is initially seeking to achieve capital growth for Shareholders and while it is not its present intention to pay a dividend, the Company intends to maintain ongoing consideration of its dividend policy. The Management therefore intends that any profits generated by Geo Genesis Group, Ltd. will be retained and applied to working capital.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details – Price History

Common Shares

Our common shares are not currently traded on any US trading market. Our shares are traded on the PLUS Market under the name GEOP, commencing on April 8, 2007.  The high and low closing trading prices for our stock since we began trading on the PLUS Market on April 8, 2008 was 65 pence and 25 pence, respectively.

For the most recent six months, the high and low market prices for each month:

PERIOD*	HIGH (GBP)	LOW (GBP)
May 2009	32.5p	30p
April 2009	32.5p	30p
March 2009	32.5p	32.5p
February 2009	32.5p	32.5p
January 2009	37p	32.5p
December 2008	28p	32.5p

We are registering our common shares, par value $0.001, pursuant to Section 12(g) of the Exchange Act of 1934. All of the shares outstanding are “restricted shares” within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.  The common shares are freely transferable.

As of January 31, 2009 there were 67,725,692 shares of our common stock outstanding; there were approximately 96 registered holders of our common stock.

Warrants

Information on the expiration date and exercise price of the outstanding warrants is listed below in ITEM 10A: DESCRIPTION OF SHARE CAPITAL.

Options

The Company is authorized to issue 12,840,000 Options and has issued 8,095,000 Options as of the date of this document.  A discussion of the rights associated with the options is included under ITEM 6E: SHARE OWNERSHIP.

B.   Plan of Distribution

Not Applicable.

C.   Markets

Our common shares are not currently traded on any US trading market. Our Common Shares are quoted on the PLUS Markets under the ticker symbol GEOP.  We intend to list our shares on the OTC-QX Market.

In addition, the Company intends to have its common stock quoted on the OTCBB, although the Company has not yet had formal discussions  to arrange for an application to be filed with the Financial Industry Regulatory Authority (FINRA) for the quotation of our common stock on the OTC Bulletin Board. There is no assurance that our common stock will be quoted on the OTC Bulletin Board or any stock exchange.

D.   Selling Shareholders

Not Applicable.

E.   Dilution

Not Applicable.

F.   Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Description of Share Capital

Number of shares of common stock authorized: 350,000,000
Number of shares of common stock outstanding:  67,725,692
Number of shares issued and fully paid: 67,725,692
Number of shares issued and partially paid: 0
Par value per share: $0.0001

Number of shares (book value and face value) of shares in the company held by or on behalf of the company itself or by a subsidiary of the company:

Approximately 1.7 percent of the authorized but unissued share capital will be reserved for the issuance of up to 4,745,000 shares on the exercise of the options to be issued under the Share Option Plan.  Details of the Share Option Plan are discussed under ITEM 6E: SHARE OWNERSHIP.

Approximately 10.8 percent of the authorized but unissued share capital will be reserved for the issuance of up to 30,401,000 shares on the exercise of the warrants.  As of April 2, 2008, the issued Warrants by class are as follows:

Class of Warrants	Warrants	Dates of grant	Expire period(s)	Exercise Price (GBP)
A	26,850,000	August 1, 2007	January 9, 2010	50 pence
B	1,000,000	December 17, 2007	January 9, 2010	70 pence
B	1,685,000	January 22, 2008	January 9, 2010	70 pence
C	575,000	December 21, 2007	January 9, 2010	45 pence
C	300,000	January 7, 2007	January 9, 2010	45 pence

Capital issued during last 3 years (note that company was incorporated in April 2007).

•	On June 22, 2007, the Board of Directors authorized the issuance of 6,000,000 shares as founder shares distributed to the entities designated by its founding directors for cash

•	On July 9, 2007, the Board of Directors authorized the issuance of 4,500,000 shares to other individual founders of the corporation for cash.

•	On July 17, 2007, the Board of Directors approved the issuance of 4,000,000 shares in exchange for the entire share capital of Qingdao China Partners Investment Authority Limited.

•
On July 26, 2007, the Board authorized the establishment of the first year stock option plan for directors, executive committee members, key executives and strategic affiliates of the company.  Under the plan, common stock options representing 20% of the outstanding shares were allocated to be distributed to this group on the completion of the acquisition of Geo Genesis Group, Inc. based in Delaware.

•
On July 30, 2007, the Board authorized the issuance of 46,300,000 shares and 23,150,000 warrants to the existing shareholders of Geo Genesis Group, Inc in compliance with the company’s agreement to acquire 100% of all the 23,150,000 issued and outstanding shares of Geo Genesis Group, Inc.

•
On January 14, 2008, the Company issued 3,525,692 common shares and 575,000 warrants pursuant to the closing of a private placement of common shares and for which each subscriber executed a subscription agreement and paid $0.65 per share.

PLUS Market

In April 2008, the common stock and the Class A and Class B Warrants of the Company were admitted for trading on the PLUS Market.  The Company retained Orange Corporate Finance Limited as a PLUS Corporate advisor to assist with admission to the PLUS Market.

B.	Memorandum and Articles of Association

The following presents a description of certain terms and provisions of our Articles of Incorporation and by-laws.

1.           The Articles of Incorporation of the Company provide that the Company’s principal purpose is to engage in any lawful act or activity for which corporation may now or hereafter be organized under the Business Corporations Act. The powers of the Company are set out in full in clause B of the Articles of Incorporation.

2.           The Directors resolved in a Board meeting on February 26, 2008 to call a meeting of the Shareholders as soon as practicable following admission to the PLUS Markets, to propose the adoption of new Articles of Incorporation and By-Laws which, if passed, will contain provisions regarding the qualifications of the Directors.

3.           The rights and liabilities attaching to all shares and warrants are set out in the Articles of Incorporation and the By-Laws as well as being regulated by the Business Corporations Act and the general law.

Voting Rights:   None of the shareholders have different voting rights.  At any meeting of the shareholders, each shareholder is entitled to vote any shares on any matter to be voted upon at such meeting and shall be entitled to one vote on such matter for each share held by him and may exercise such voting right either in person or by proxy.

Dividend and Profits:   The holders of the common shares have no right to share in the profits of the Company other than through a dividend, distribution or return of capital.  No shares currently outstanding are entitled to a dividend on any fixed date.

Liquidation: Each shareholder is entitled, on a pari passu basis with all other holders of issued shares, to share in any surPLUS on a liquidation of the Company.

Creation of New Classes:   There are no provisions in the Articles of Incorporation permitting the Company or the Directors to authorize the issuance of preferred shares, different classes of shares or non-voting shares.

Share Repurchase: The Company may purchase its own shares in compliance with the Business Corporation Act.

4.           In order to change the rights of the shareholders, the By-Laws must be changed. Any alteration, amendment, or repeal of By-Laws must occur by affirmative vote of the holders of a majority of the Shares at a meeting provided by notice.  The amendment is to be considered and acted upon at said meeting.  The Articles of Association provide that the Directors may alter the By-Laws.  The By-Laws may be amended, added to, altered or repealed or new By-Laws adopted at any regular or special meeting of the Board by the affirmative vote of a majority of the Board, subject however to the right of Shareholders to alter, amend or repeal any By-Law so adopted.

5.           Each shareholder is entitled to receive notice of, and to attend and vote at general meetings of the company.  An annual general meeting shall be called by at least 15 days of notice in writing and not more than 60 days notice.  A meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called with at least 15 days notice in writing.  The notice period includes the day on which it is posted and shall specify the place, date, and time of the meeting, the purpose of the meeting, and, in the case of special business, the name of the person at whose direction the notice is being issued.  The notice shall be given personally or sent by mail, fax, or telex to such persons as are, under the By-Laws and Business Corporations Act, entitled to receive such notices from the Company.

6.           There is no limitation on the right to own our securities

7.           There are no provisions in the By-Laws which would have the effect of delaying, deferring or preventing a change of control of the Company.

8.           Shareholder ownership above 5 percent of the total outstanding issued shares must be disclosed.

9.            There are no provisions in the Company’s Articles of Incorporation or By-Laws regarding director voting on interested matters.

C.	Material Contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into, during the two years immediate preceding the publication of this document.

1.  The Orange Corporate Finance engagement letter dated October 8, 2007 pursuant to which Orange Corporate Finance agreed, inter alia , to act as our financial adviser from the date of the letter and to act as PLUS Corporate Adviser to the Company on an ongoing basis, commencing on admission to the PLUS Markets, for the purposes of the requirements of the PLUS Rules, subject to termination by Orange at any time. Under the October 8, 2007 engagement letter, we agreed to pay to Orange Corporate Finance a corporate finance fee of £25,000, of which a non-refundable deposit of £10,000 was payable on the signing of  the engagement letter with the balance payable immediately upon admission to the PLUS Markets. Additionally, we agreed to grant Orange Corporate Finance an option to subscribe for up to 4 percent of the issued shares of the Company at admission to the PLUS Markets at the admission price of the shares to trading on PLUS. The option is exercisable within three years from the date of admission to the PLUS Markets.  The engagement letter further provided that the Company would pay Orange Corporate Finance, a PLUS Corporate Adviser fee of £20,000 per annum, conditional upon admission the PLUS Markets, which was payable quarterly in advance with effect from admission. The term of engagement is for a minimum of 12 months.  The terms of the PLUS Corporate Advisor engagement were also memorialized in a letter dated April 18. 2008.

The April 18, 2008 engagement letter between orange Corporate Finance and the Company is for an initial term of 12 months effective April 8, 2008 and is terminable on not less than 3 months written notice by either party or such shorter notice period as agreed between the parties.  On September 1, 2008, the April 18, 2008 engagement letter was amended to increase the annual fee paid to Orange Corporate Finance by £10,000 to £30,000.

On October 28, 2008, we entered into a Warrant Agreement with Orange Corporate Finance.  Under the Warrant Agreement, 2,709,027 warrants were granted to Orange Corporate Finance.  The exercise price of the warrants is  42.5 pence and the final exercise date is April 7, 2011.  The warrants reflect the 4 percent ownership interest granted in the October 8, 2007 engagement letter.

3.  The Lock-In and Orderly Market Deeds of various dates in February 2008 between the Company Orange Corporate Finance, the Directors and certain Shareholders, pursuant to which the Directors and certain Shareholders have undertaken to the Company and Orange Corporate Finance not to dispose of any interest they have in the Shares and/or Warrants during the period: (i) from Admission until the first anniversary thereof, save in very limited circumstances; and (ii) from the first anniversary of Admission until the second anniversary of Admission, except in certain circumstances, unless (a) they shall have first consulted with Orange Corporate Finance (or the Company’s PLUS Corporate Adviser at that time, if Orange Corporate Finance is no longer appointed), and (b) such disposal is effected through a broking firm as shall be nominated by Orange Corporate Finance (or the Company’s subsequent PLUS Corporate Adviser) on admission or at any time thereafter. In total, 39,705,000 Shares, representing 58.6 percent. of the shares issued upon admission to the PLUS Market, are restricted from sale for a period of 12 months from Admission and are subject to a further 12 month orderly market period. The lock-in provisions will not apply in a number of limited circumstances, including: (i) in the event of an intervening Court order; (ii) on the death of a party subject to the lock-in; (iii) in respect of a takeover offer; or (iv) the execution of an irrevocable commitment to accept a takeover offer.

4.  Subscription Agreements of various dates in and around December 2007 between the Company and various subscribers, including Victus Capital LP (with subsequent amendments dated February 13, 2008 and February 14, 2008 relating solely to the agreement between the Company and Victus Capital LP), pursuant to which the Company raised US$2,291,700 (less associated costs) having  placed shares at $0.65 each. The subscribers provided the Company with certain representations, warranties and an indemnity in connection with their subscriptions

D.	Exchange Controls

Marshall Islands

Under Marshall Islands law there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to the non-resident holders of our common stock.

China

The People’s Republic of China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

Marshall Islands

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of common shares, provided such shareholders are not residents in the Marshall Islands.  There is no tax treaty between the United States and the Republic of the Marshall Islands.

United States Federal Income Taxation of Our Company

A foreign corporation is subject to United States federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. We anticipate that none of our income will be subject to United States federal income tax on a net basis.    If any portion of our income is treated as Effectively Connected, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States partnership or other United States entity treated as a partnership, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar- for- dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" \ or, in the case of certain types of U.S. Holders,  "general category income", for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (the Company’s common stock is not currently traded on any market in the United States, although we intend to apply to have our shares quoted on the OTC-QX and OTCBB); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has recently been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

A U.S. Holder generally will recognize realize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company," such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not, a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions."

The effect of the PFIC rules on a U.S. Holder may be mitigated if the U.S. Holder makes a valid and timely  a "mark-to-market" election or "qualified electing fund" election.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless such dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, such income is attributable to a fixed place of business in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

F.	Dividends and Paying Agents

None.

G.	Experts

No statement or report attributed to a person as an expert is included in this document.

H.	Documents on Display

The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at10th Floor, Building No. 7, Shinan Software Park, 288 Ningxia Road, Quingdao 266071, P.R.C.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial statements of the Company due to adverse changes in financial markets. The Company is exposed to market risk from changes in foreign exchange rates and interest rates. Inflation has not had a significant impact on the Company’s results of operations.

           A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 18.02% versus the U.S. dollar from July 21, 2005 to March 31, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Transactions with customers and vendors are mainly denominated in US Dollars and Renminbi.  .  Management determined that the currency exposure arising from these transactions is not significant to the Company and therefore does not hedge its foreign currencies.  The Company holds bank accounts in US Dollars and Renminbi to mitigate against exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The table below sets forth information regarding all of our outstanding warrants and rights:

Class of Warrants	Warrants Outstanding	Dates of grant	Expire period(s)	Exercise Price (GBP)
A	26,850,000	August 1, 2007	January 9, 2010	50 pence
B	1,000,000	December 17, 2007	January 9, 2010	70 pence
B	1,685,000	January 22, 2008	January 9, 2010	70 pence
C	575,000	December 21, 2007	January 9, 2010	45 pence
C	300,000	January 7, 2007	January 9, 2010	45 pence

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable

C.	Not applicable

D.	Not applicable

E.	Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with International GAAP.  Such financial statements have been reconciled to United States GAAP.

Company Registration No.  23087

GEO GENESIS GROUP LTD

FINANCIAL STATEMENTS AND ANNUAL REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2008

DIRECTORS, SECRETARY AND ADVISERS

Directors                                  Marc Stephen Koplik (Non-Executive Chairman)
                                                 Roger Emile Bendelac (Chief Executive Officer)
                                                 Anastasio Carayannis (Chief Operating Officer)
                                                 Philip Roger Howard Connor III (Chief Financial Officer)
                                                 Albert O’Neil Grant II (Non-Executive Director)
                                                 Ian Frederick Davison (Non-Executive Director)

All c/o Henderson & Koplik, The Graybar Building, 420 Lexington Avenue, Suite 2831, New York, NY 10170, United States

Registered office                     Trust Company Complex
                                                 Ajeltake Road
                                                 Ajeltake Island
                                                 Majuro
                                                 MH 96960
                                                 Marshall Islands

Principal place of business      10th Floor, Building No.7
                                                 Shinan Software Park
                                                 288 Ningxia Road
                                                 Qingdao 266071
                                                 People’s Republic of China

Telephone number                 +86 532 8571 0050

Company Secretary                Albert O’Neil Grant II

Group’s website                     www.geogenesisgroup.com

PLUS Corporate Adviser Orange Corporate Finance Limited 10 Orange Street Haymarket London WC2H 7DQ	Auditors and Reporting Accountants Mazars LLP Tower Bridge House St Katharine’s Way London E1W 1DD
English Legal Advisers to the Company Faegre & Benson LLP 7 Pilgrim Street London EC4V 6LB	Marshall Islands Legal Advisers to the Company Reeder & Simpson P.C. RRE Commercial Center P.O. Box 601 Majuro MH 96960 Marshall Islands
Bermuda Legal Advisers to the Company Appleby Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM EX Bermuda	Financial PR St Brides Media & Finance Limited Chaucer House 38 Bow Lane London EC4M 9AY
Principal Registrar Computershare Investor Services (Channel Island) Limited Ordnance House 31 Pier Road St Helier Jersey JE4 8PW	Depositary and Custodian Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE

CONTENTS

Page

Chairman’s Statement	48-49
Statement of Directors’ Responsibilities	50-52
Independent Auditors’ Report	53
Consolidated Income Statement	53
Company Income Statement	54
Consolidated Balance Sheet	55
Company Balance Sheet	56
Consolidated Statement of Changes in Equity	57
Company Statement of Changes in Equity	58
Consolidated Cash Flow Statement	59
Company Cash Flow Statement	60
Notes to the Consolidated Financial Statements	62-84

GEO GENESIS GROUP LIMITED
CHAIRMAN’S STATEMENT

This has been a period of rapid development for the Company following its flotation on PLUS in April 2008, primarily focused on building our position as a strategic management consultancy and private equity firm specialising in investments and advice within emerging markets, with a particular focus on the People’s Republic of China (‘China’).

We have made strong progress in consolidating the business infrastructure, building on relationships with our existing clients and forging new strategic partnerships across the global emerging markets spectrum.  Additionally, we have made inroads in extending the number of clients and client targets to include a diverse range of companies from small start up operations to Fortune 500 entities.  We have also worked to broaden our provision of services and now provide a broad range of services ranging from M&A advisory and strategic management consultancy to corporate restructuring.

Our growing list of clients and strategic partners includes the Qingdao office of Bank of Communications, China’s first state owned shareholding commercial bank and the Reform and Development Commission of Qingdao, relationships which give us exposure to a number of interesting, undervalued companies in China.  In May 2008 the Hiking Group, a large collective trading group also headquartered in Qingdao, referred five of its potential investment companies to Geo Genesis as initial advisory and investment projects.  Furthermore, we have established relationships with a number of other influential entities across Shandong Province including the Municipal Government of Linyi, and the Jinan City Foreign Investment Bureau, opportunities which further strengthen our ties in this geographical area.

Aside from consultancy and corporate finance agreements, the Company has made progress in the development of the fund management and investment aspects of the business model.  It has further expanded its China operations to include strategic relationships in the Beijing and Tianjin Metro region, adding to the Company's potential corporate advisory business, private equity opportunities and the development of its two Bermuda registered China related investment companies, China Partners Private Equity (‘CPPE’) and China Partners Properties (‘CPP’).  CPPE and CPP were set up to focus on pre-IPO investment opportunities in growth companies based in China that qualify for international listings as well as those that choose to qualify for domestic listings on the Shanghai and Shenzhen Stock Exchanges.  Progress continues in this area and I look forward to updating shareholders in due course.

We have completed the establishment of a China based venture affiliate company, SinoVentures Holdings Ltd. (‘SinoVentures’), 40% owned by Geo Genesis with activities geared towards strategic investments in various early-stage companies with operations in China.  We continue to evaluate our intention of proceeding with a public listing and fundraising for SinoVentures in 2009, but acknowledge that any such development will be at least partly dictated by ongoing market conditions.

Difficult market conditions throughout 2008 have meant that the Company has had to remain flexible in its strategies in order to operate in the current economic climate.  The Company has diversified its risks by extending its expertise beyond China, for example in December 2008 it signed an agreement to provide consultancy and advisory services to US/Ecuadorian based mining and exploration company, Trilliant Exploration Co., for a consideration of $1.5 million, satisfied by the upfront payment of 1 million shares in Trilliant, which are currently trading at US$2.50 on the OTC Bulletin Board.

The Company’s geographical reach was further expanded in October 2009 with the signing of a strategic cooperation agreement with Arbel Capital Group Ltd (‘Arbel’), to provide corporate advisory and capital raising services to growth companies primarily in the agricultural and technology sectors.  Arbel’s focus on the Middle East, Africa and Europe, complements Geo Genesis’ Chinese and US focused activities and should enable both parties to benefit from cross emerging market investment and trade.

Geo Genesis has been innovative in seeking alternative options for companies looking to raise cash on the public markets.  An example of this is its successful listing of Changda International, a Chinese based chemical and fertilizer company, on the US OTC bulletin board. Changda had originally been hallmarked for an AIM listing, however the decision was taken, in light of market conditions, to seek an initial flotation on the OTC whilst continuing to evaluate the possibility of a secondary listing on an alternative UK or US market at a later date.  Geo Genesis maintains its original holding in Changda of 1.2 million shares, however, under certain conditions, it has the possibility to receive 2% warrants with a strike price of $1.20.

GEO GENESIS GROUP LIMITED
CHAIRMAN’S STATEMENT (CONTINUED)

Financial

The Company balance sheets for the year reflect the high costs associated with the process of listing as a PLC and setting up an international business infrastructure. As such, we have recorded a pre tax loss of US$2,421,445.  Listing costs, in addition to the assurance of options required to secure key personnel total almost $850,000.  This figure also accounts for approximately 35% of the total loss incurred by the Company for the year, with operating costs and investments accounting for the balance.  However, the Company has signed a number of consultancy agreements, which should impact the next financial year and has assumed significant stakes in various companies, which will also serve to positively affect future financial reports.

Additionally, the Company has worked to reduce overheads and executive compensation has been modified to reflect performance, therefore allowing for a longer cash flow use for the development of the business.

The Team

We continue to attract talented individuals with the expertise and experience across the divisions of the business.  This includes the appointment of Joelle Mekers in January 2009, a corporate financier with over 15 years experience in the financial arena, as senior executive in charge of project finance.

Outlook

We have progressed through a difficult and costly formative period.  However, having passed through this stage, we now have the key infrastructure in place to effect a positive implementation of the Company’s business plans and begin to reap the rewards of our efforts.  I would like to thank shareholders for their continued support and look forward to updating the market on a successful 2009.

Marc Koplik
Chairman

GEO GENESIS GROUP LIMITED
STATEMENT OF DIRECTORS RESPONSIBILITIES

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

The directors are required to prepare financial statements for each financial year. The financial statements are required to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with applicable laws and regulations. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Provision of information to auditors

Each of the persons who are directors at the time when this directors' report is approved has confirmed that:

•	so far as that director is aware, there is no relevant audit information of which the company's auditors are unaware, and

•
each director has taken all the steps that they ought to have been taken as a director in order to be aware of any information needed by the company's auditors in connection with preparing their report and to establish that the company's auditors are aware of that information.

This was approved by the board and authorised for issue on 27 February 2009 and signed on its behalf by

R Bendelac
Director

INDEPENDENT AUDITORS’ REPORT ON GEO GENESIS GROUP LIMITED

To the shareholders of Geo Genesis Group Limited

We have audited the financial statements of Geo Genesis Group Limited for the year ended 30 September 2008, which comprise the consolidated and parent company income statements, the consolidated and parent company balance sheets, the consolidated and parent company cash flow statements, the consolidated and parent company statement of changes in equity and the related notes hereto. These financial statements have been prepared in accordance with the accounting policies set out therein.

This report is made solely to the company's members, as a body. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors' responsibilities, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and International Financial Reporting Standards (“IFRS”)

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Marshall Islands Companies Act. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors remuneration and transactions with the company and other members of the group is not disclosed.

We read the other information contained within the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS’ REPORT ON GEO GENESIS GROUP LIMITED (CONTINUED)

Opinion

In our opinion:

•
the financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of affairs of the Company and of the Group as at 30 September 2008, and of the Group’s results for the period then ended; and

•	the financial statements have been properly prepared in accordance with the Marshall Islands Company Law.

Mazars LLP

Chartered accountants
Registered auditor

Tower Bridge House
St Katharine's Way
London
E1W 1DD

Date: 27 February 2009

GEO GENESIS GROUP LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2008
	Note	Year to 30 September 2008	Period to 30 September 2007
		US$	US$
Revenue	3	170,554	59,262

Less : Sales tax		(5,834)	(2,968)

Gross margin		164,720	56,294

Operating expenses :
Selling expenses		214,582	55,258
General and administrative expenses		1,459,616	70,757
Cost of Offering		384,816	-
Share option charge		445,742	-
Wages and salaries	6	62,999	5,211
Depreciation		10,307	1,802
Rent expense		22,655	260

Total expenses		(2,600,717)	(133,288)

Operating loss	4	(2,435,997)	(76,994)

Finance income		20,759	1,383
Finance charges	7	(266)	(152)

Loss before provision of income taxes		(2,415,504)	(75,763)

Provision for income taxes	8	-	-

Net loss		(2,415,504)	(75,763)

Loss per share :
Basic and diluted (cents)	16	(3.7)	(0.3)

The notes to the financial statements form an integral part of these financial statements.

All turnover and profits relate to continuing operations.

GEO GENESIS GROUP LIMITED
COMPANY INCOME STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2008
	Note	Year to 30 September 2008	Period to 30 September 2007
		US$	US$
Revenue	3	-	-

Less : Sales tax		-	-

Gross margin		-	-

Operating expenses :
General and administrative expenses		1,036,958	7,193
Cost of Offering		384,816	-
Share option charge		445,742	-

Total expenses		1,867,516	(7,193)

Operating loss	4	(1,867,516)	(7,193)

Loss before provision of income taxes		(1,867,516)	(7,193)

Provision for income taxes	8	-	-

Net loss		(1,867,516)	(7,193)

The notes to the financial statements form an integral part of these financial statements.

All turnover and profits relate to continuing operations.

GEO GENESIS GROUP LIMITED
CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2008

	Note	2008	2007
		US$	US$
ASSETS

Non-current assets
Property, plant and equipment	9	43,332	38,953

Total non-current assets		43,332	38,953

Current assets
Trade and other receivables	11	308,178	72,019
Cash and cash equivalents	12	385,725	307,337

Total current assets		693,903	379,356

Total assets		737,235	418,309

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	13	29,796	48,165
Accrued expenses	14	24,227	8,850

Total liabilities		54,023	57,015

Equity
Issued capital	15	6,773	6,420
Share premium	15	2,719,929	428,582
Retained earnings		(2,491,267)	(75,763)
Share option reserve		445,742	-
Foreign exchange reserve		2,035	2,055

Total equity attributable to equity holders		683,212	361,294

Total equity and liabilities		737,235	418,309

The notes to the financial statements form an integral part of these financial statements.

This report was approved by the board and authorised for issue on 27 February 2009 and signed on its behalf by

R Bendelac
Director

…………………………..
GEO GENESIS GROUP LIMITED
COMPANY BALANCE SHEET
AS AT 30 SEPTEMBER 2008

	Note	2008	2007
		US$	US$
ASSETS
Non-current assets
Investments	10	348,985	348,985

Total non current assets		348,985	348,985

Current assets
Trade and other receivables	11	1,270,767	51,012
Cash and cash equivalents	12	299,670	33,812

Total current assets		1,570,437	84,824

Total assets		1,919,422	433,809

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	13	597,460	3,000
Accrued expenses	14	24,227	3,000

Total liabilities		621,687	6,000

Equity
Issued capital	15	6,773	6,420
Share premium	15	2,719,929	428,582
Retained earnings		(1,874,709)	(7,193)
Share option reserve		445,742	-

Total equity attributable to equity holders		1,297,735	427,809

Total equity and liabilities		1,919,422	433,809

The notes to the financial statements form an integral part of these financial statements.

This report was approved by the board and authorised for issue on 27 February 2009 and signed on its behalf by

……………………………
R Bendelac
Director

GEO GENESIS GROUP LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 SEPTEMBER 2008

	Share capital	Share premium	Share option reserve	Retained earnings	Foreign exchange reserve	Total
	US$	US$	US$	US$	US$	US$

Issue of shares	6,420	428,582	-	-	-	435,002
Exchange difference arising on translation of foreign operations	-	-	-	-	2,055	2,055
Loss for the period	-	-	-	(75,763)	-	(75,763)

Balance as at 30 September 2007	6,420	428,582	-	(75,763)	2,055	361,294

Issue of shares	353	2,291,347	-	-	-	2,291,700
Exchange difference arising on translation of foreign operations	-	-	-	-	(20)	(20)
Share option reserve	-	-	445,742	-	-	445,742
Loss for the year	-	-	-	(2,415,504)	-	(2,415,504)

Balance as at 30 September 2008	6,773	2,719,929	445,742	(2,491,267)	2,035	683,212

The notes to the financial statements form an integral part of these financial statements.

GEO GENESIS GROUP LIMITED
COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 SEPTEMBER 2008

	Share capital	Share premium	Share option reserve	Retained earnings	Total
	US$	US$	US$	US$	US$

Issue of shares	6,420	428,582	-	-	435,002
Loss for the period	-	-	-	(7,193)	(7,193)

Balance as at 30 September 2007	6,420	428,582	-	(7,193)	427,809

Issue of shares	353	2,291,347	-	-	2,291,700
Share option reserve	-	-	445,742	-	445,742
Loss for the year	-	-	-	(1,867,516)	(1,867,516)

Balance as at 30 September 2008	6,773	2,719,929	445,742	(1,874,709)	1,297,735

The notes to the financial statements form an integral part of these financial statements.

GEO GENESIS GROUP LTD
CONSOLIDATED CASH FLOWS STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2008
Note		Year to 30 September 2008	Period to 30 September 2007
		US$	US$
Operating activities
Net loss		(2,415,504)	(75,763)
Adjustments to reconcile net income to net cash provided/(used) for operating activities
Depreciation and amortisation		10,307	1,802
Issuance of stock based payments		445,742	-
Working capital adjustments :-
(Increase)/decrease in trade and other receivables		(236,159)	50,879
(Decrease) in trade and other payables		(2,992)	(55,859)

Net cash flows used for operating activities		(2,198,606)	(78,941)

Cash flows from investing activities
Acquisition of subsidiary		-	300,294
Purchase of tangible assets		(14,017)	(1,601)

Net cash flows from investing activities		(14,017)	298,693

Cash flows from financing activities
Proceeds from issuance of shares		2,291,701	86,050

Net cash flows from investing activities		2,291,701	86,050

Net increase in cash and cash equivalents		79,078	305,802
Cash at beginning of year/ incorporation		307,337	-
Translation differences		(690)	1,535

Cash and cash equivalent at the end of the year/period	12	385,725	307,337

The notes to the financial statements form an integral part of these financial statements.

GEO GENESIS GROUP LTD
COMPANY CASH FLOWS STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2008
Note		Year to 30 September 2008	Period to 30 September 2007
		US$	US$
Operating activities
Net loss		(1,867,516)	(7,193)
Adjustments to reconcile net income to net cash provided/(used) for operating activities
Working capital adjustments :-
(Increase) in trade and other receivables		(1,219,755)	(51,012)
Increase in trade and other payables		615,687	6,000

Net cash flows used for operating activities		(2,471,584)	(52,205)

Cash flows from investing activities
Acquisition of subsidiary		-	(348,985)

Net cash flows from investing activities		-	(348,985)

Cash flows from financing activities
Proceeds from issuance of shares		-	6,420
Additional issued capital		354	-
Additional paid-in capital		2,291,347	428,582
Issuance of stock based options		445,742	-

Net cash flows from investing activities		2,737,443	435,002

Net increase in cash and cash equivalents		265,858	33,812
Cash at incorporation		33,812	-

Cash and cash equivalent at the end of the year/period	12	299,670	33,812

The notes to the financial statements form an integral part of these financial statements.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2008

1.	GENERAL INFORMATION

Geo Genesis Group, Limited (“the Company”) was incorporated on 2 April 2008 under the Business Corporation Act of the Republic of Marshall Islands.

The Company and its subsidiaries (“the Group”) was formed to provide professional services as strategic advisors to corporate and government entities throughout Africa, Asia, Europe, Central and South America and the United States.

2.	ACCOUNTING POLICIES

2.1	Basis of preparation

The principal accounting policies adopted by the Group and Company in the preparation of the financial statements are set out below.

The financial report is presented in US Dollars (“$”)

Statement of Compliance with IFRS

The Group’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS and IFRIC interpretations) as adopted by the European Union, and with those parts of the Marshall Island Company Law applicable to companies preparing their accounts under IFRS.

In the current year, the Group has adopted IFRS 7 “Financial Instruments: Disclosures” which is effective for annual reporting periods being on or after 1 January 2007 and the consequential amendments to IAS 1 “Presentation of Financial  Statements”.  The impact of the adoption of IFRS 7 and changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and management of capital (see Note 17).

The Group and Company have not applied the following IFRSs and IFRICs, as they are either not effective as at 30 September 2008 or not applicable to the Group’s business.

The Board has reviewed the accounting policies set out in the financial statements and considers them to be most appropriate to the Group’s business.

New/Revised International Financial Reporting Standards		Issued/Revised	Effective Date
IFRS 2	Share-based Payment -Amendment relating to vesting conditions and cancellations	Revised 2008	Annual periods beginning on or after 1 January 2009
IFRS 3	Business Combinations -Comprehensive revision on applying the acquisition method	Revised 2008	Annual periods beginning on or after 1 July 2009
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations -Amendments resulting from May 2008 Annual Improvements to IFRSs	Revised May 2008	Annual periods beginning on or after 1 July 2009
IFRS 8	Operating Segments	Original issuance 2006	Annual periods beginning on or after 1 January 2009

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

Revised International Accounting Standards		Revised	Effective Date
IAS 1	Presentation of Financial Statements -Comprehensive revision including requiring a statement of comprehensive income	2007	Annual periods beginning on or after 1 January 2009
IAS 1	Presentation of Financial Statements -Amendments relating to disclosure of puttable instruments and obligations arising on liquidation	2008	Annual periods beginning on or after 1 January 2009
IAS 23	Borrowing Costs -Comprehensive revision to prohibit immediate expensing	2007	Borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009
IAS 27	Consolidated and Separate Financial Statements -Consequential amendments arising from amendments to IFRS 3	2008	Annual periods beginning on or after 1 July 2009
IAS 27	Consolidated and Separate Financial Statements -Amendment relating to cost of an investment on first-time adoption	2008	Annual periods beginning on or after 1 January 2009.
IAS 28	Investments in Associates -Consequential amendments arising from amendments to IFRS 3	2008	Annual periods beginning on or after 1 July 2009
IAS 31	Interests in Joint Ventures -Consequential amendments arising from amendments to IFRS 3	2008	Annual periods beginning on or after 1 July 2009
IAS 32	Financial Instruments: Presentation -Amendments relating to puttable instruments and obligations arising on liquidation	2008	Annual periods beginning on or after 1 January 2009
IAS 39	Financial Instruments: Recognition and Measurement -Amendments for eligible hedged items	July 2008	Annual periods beginning on or after 1 July 2009

The directors have assessed that the adoptions of the above standards and interpretations does not have a material impact on the financial statements.

The preparation of financial statements in conforming to IFRS accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Although these estimates are based on management’s best knowledge of the amount, actual results may ultimately differ from those entries.

The board has reviewed the accounting policies set out below and considers them to be the most appropriate to the Group’s business activities.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (the “Group”).

The financial statements of the subsidiaries are prepared for the same reporting year as the parent company using consistent accounting policies.  Control is achieved where the Group has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full on consolidation.  Unrealised losses are also eliminated when the transaction provides evidence of an impairment of the asset transferred.

No minority interests exist as the subsidiaries are entirely owned by the parent company.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

2.3	Going concern

The financial information has been prepared assuming the Group will continue as a going concern.  Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations.  In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the date of approval of the financial statements.  Should the company be unable to continue trading, adjustments would have to be made to reduce the value of the assets to their reasonable amounts, to provide for further liabilities which might arise, and to classify fixed assets as current.

2.4	Business combination and goodwill

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.4	Business combination and goodwill (continued)

classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

2.5	Significant accounting judgements, estimates and assumptions

The preparation of financial statements requires the application of estimates and assumptions on future events, which affects assets and liabilities at the balance sheet date and income and expenditure for the period.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i)	Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis.  This requires an estimation of the recoverable amount of the cash generating units to which the goodwill is allocated.

(ii)	Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using the Black-Scholes model.

(iii)	Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.  Significant judgment is required in determining the worldwide provision for income taxes.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(iv)	Allowance for doubtful debts

Each debtor balance is assessed to determine recoverability.  Provisions are made for those debtors where evidence indicates that recoverability is doubtful.  Amounts are written off when they are deemed delinquent.  Any changes to estimates made in relation to debtors recoverability may result in immaterially different amounts being reported in the Group’s financial statements.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.5	Significant accounting judgements, estimates and assumptions (continued)

(v)	Intangible assets

Amortisation

Intangible assets (other than goodwill) are amortised over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate future economic benefits, which are periodically reviewed for continued appropriateness.  Due to the long lives of assets, changes to the estimates used can result in significant variances in the carrying value.

The Group assesses the impairment of intangible assets subject to amortisation or depreciation whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors considered important that could trigger an impairment review include the following:

-	significant underperformance relative to historical or projected future operating results;
-	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and
-	significant negative industry or economic trends.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the Group’s accounting estimates in relation to intangible assets affect the amounts reported in the financial statements, especially the estimates of the expected useful economic lives and the carrying values of those assets.  If business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts could be reported in the Group’s financial statements.

Allocation

The Group recognises intangible assets acquired as part of business combinations at fair value at the date of acquisition and a valuation is subsequently allocated to each intangible asset acquired.  The determination of these fair values is based upon management’s judgment and includes assumptions on the timing and amount of future incremental cash flows generated by the assets and the selection of an appropriate cost of capital.  If these assumptions were to change there would be a material impact to the Group’s financial statements.

2.6	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Normal repairs and maintenance are expensed as incurred whereas significant improvements which materially increase values or extend useful lives are capitalised and depreciated over the remaining estimated useful lives of the related assets.

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts.  Any gain or loss on the sale or retirement is recognised in current operations.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.6	Property, plant and equipment (continued)

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis and depreciated separately:

Office equipment                                          5 years                           straight line basis
Motor vehicles                                              5 years                           straight line basis

2.7	Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition.  Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination.  Cash-generating units to which goodwill has been allocated are tested for impairment annually, or when there is an indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.  An impairment loss recognised for goodwill can not be reversed in a subsequent period.

2.8	The Company’s investments in subsidiaries

In its separate financial statements the Company recognises its investments in subsidiaries at cost, less any impairment for permanent diminution in value.

2.9	Goodwill on consolidation

Goodwill arising on the acquisition of a subsidiary or jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition.  Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from synergies of the combination.  Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.  An impairment loss recognised for goodwill is not reversed in subsequent periods.

2.10	Intangible assets

Acquired intangible assets which consist of xxx are valued at cost less accumulated amortisation.  Amortisation is calculated using the xxx method.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.10	Intangible assets (continued)

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.  An asset’s carrying value is written down immediately to its recoverable value if the asset’s carrying value is greater than it’s listed recoverable amount.

2.11	Impairment of tangible assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of the asset’s, or cash-generating unit’s, fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.  Impairment losses of continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at a revalued amount (in which case the impairment is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated, a previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.12	Impairment of intangible and tangible assets excluding goodwill

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.12   Impairment of intangible and tangible assets excluding goodwill (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.  Impairment losses of continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at a revalued amount (in which case the impairment is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated, a previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.13	Deferred tax assets

Deferred tax assets are recognised for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realised.  Provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

2.14	Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated into US Dollars at the rates of exchange ruling at the balance sheet date.  Transactions in foreign currencies are recorded at the rate ruling at the date of transaction.  All differences are taken to the profit and loss account.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in US Dollars using exchange rates prevailing at the balance sheet date.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Exchange differences arising, if any, are classified as equity and recognised in the Group’s foreign currency translation reserve.

Such exchange differences are recognised in profit or loss in the year in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

a.	Financing costs and interest income

Financing costs comprise interest payable on borrowings and finance lease payments and interest income which is calculated using the effective interest rate method.

2.15	Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss or available for sale, are impaired.  The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flow discounted at the financial asset’s original effective interest rate.

2.16	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis.  A financial asset is derecognised when the Group’s contractual rights to future cash flows from the financial asset expire or when the Group transfers the contractual rights to future cash flows to a third party.  A financial liability is derecognised only when the liability is extinguished.

(a)	Trade receivables and other assets
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

(b)	Cash and cash equivalents
For purposes of the consolidated balance sheet and consolidated statement of cash flows, the Group considers all highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.  At 30 September 2008 management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of these financial instruments.  Cash and cash equivalents comprise cash at bank and in hand and short term deposits with an original maturity of three months or less, net of any outstanding bank overdrafts, all of which are available for use by the company unless otherwise stated.  Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at the balance sheet date.

(c)	Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.  The Company’s financial liabilities include trade and other payables, bank loans and other borrowings and obligations under finance leases.  All financial liabilities, except for derivatives, are recognised initially at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial liability and subsequently measured at amortised cost, using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

(d)	Other financial liabilities
Other financial liabilities, including borrowings are initially measured at fair value, net of   transaction costs.  Other financial liabilities are subsequently measured at amortised costs, using the effective interest rate method.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.18	Trade payables, provisions and other payables

Trade and other payables are not interest-bearing and are stated at cost.  Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations, and a reliable estimate of the amount can be made.  Provision has been made in the financial statements for benefits accruing in respect of sick leave, annual leave, and long service leave.

2.19	Share Capital

Ordinary shares are recorded at nominal value and proceeds received in excess of nominal value of shares issued, if any, are accounted for as share premium.  Both ordinary shares and share premium are classified as equity.  Costs incurred directly to the issue of shares are accounted for as a deduction from share premium, otherwise they are charged to the income statement.

2.20	Taxation

Tax on profit or loss for the period comprises current and deferred tax.  Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

2.21	Share-based payments

The Company operates a share option scheme for granting share options, for the purpose of providing incentives and rewards to eligible employees of the Group.  The cost of share options granted is measured by reference to the fair value at the date at which they are granted.  It is recognised together with a corresponding increase in equity, over the vesting period.  The cumulative expense recognised at each reporting date until the end of the vesting period reflects the extent to which the vesting period has expired and the number of shares that in the opinion of the directors of the Group at that date will ultimately vest.

2.22	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.  It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.	ACCOUNTING POLICIES (CONTINUED)

2.22	Contingent liabilities and contingent assets (continued)

A contingent liability is not recognised but is disclosed in the notes to the accounts.  When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable.  When inflow is virtually certain, an asset is recognised.

Key estimates are made by management.

2.23	Investments

Fixed and current asset investments are stated at cost less provision for any impairment in value.

2.24	Events after balance sheet date

Post year-end events that provide additional information about the Group’s position are reflected in the financial statements.  Post year-end events that are not adjusting events are disclosed in the notes when material.

2.25	Revenue recognition

Revenue is recognised by reference to the stage of completion of the contract activity at the balance sheet date, measurement is based on the proportion of work performed to date relative to the estimated total contract value, except where this would not be representative of the stage of completion.

2.26	Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received net of direct issue costs.  Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

2.27	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation, and a reliable estimate of the amount be made.

2.28	Leased assets

Operating lease

Operating lease rentals are included in the determination of the operating profit or loss for the year in accordance with the contracted lease payment agreement.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

2.       ACCOUNTING POLICIES (CONTINUED)

2.29	Employee benefits

(i)	Defined contribution plan

Obligations for contributions to the Fiji National Provident Fund are recognised as an expense in the income statement as they are due.

(ii)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed in the income statement as the related service is provided.

(iii)	Long-term employee benefits

Obligations in respect of long-term employee benefits such as long service leave is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted  to determine its present value.

(iv)	Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic probability of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognised as an expense if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be measured reliably.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

3.	TURNOVER AND SEGMENTAL ANALYSIS

The directors consider that the Group’s activities represent a single class of business.  The analysis of the Group’s turnover, gross profit, assets, liabilities, additions to plant, property and equipment and depreciation and amortisation by the component used by management to make decisions about operating matters:

	GROUP

	Year ended 30 September 2008 US$	Period ended 30 September 2007 US$
Turnover
Marshall Islands	-	-
Bermuda	-	-
USA	105,690	-
China	64,864	59,262

	170,554	59,262
Gross profit
Marshall Islands	-	-
Bermuda	-	-
USA	105,690	-
China	59,030	56,294

	164,720	56,294
Carrying amount of assets
Marshall Islands	341,540	39,824
Bermuda	29,883	33
USA	276,206	276,732
China	89,606	101,720

	737,235	418,309

Liabilities
Marshall Islands	24,226	3,000
Bermuda	-	-
USA	194	6,045
China	29,603	47,970

	54,023	57,015

Additions to plant, property and equipment
Marshall Islands	-	-
Bermuda	-	-
USA	-	629
China	14,017	40,186

	14,017	40,815

Depreciation and amortisation
Marshall Islands	-	-
Bermuda	-	-
USA	-	-
China	(10,307)	(1,862)

	(10,307)	(1,862)

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

4.	LOSS FROM OPERATIONS

Loss from operation has been arrived at after charging:
	GROUP
	Year ended 30 September 2008	Period ended 30 September 2007
	US$	US$
Rent	22,655	260
Depreciation	10,308	1,862
Realised foreign exchange (gain)/ loss	(20)	260
Auditors remuneration – audit fees	90,873	-
– non-audit fees	33,144	8,850
Share option charges	445,742	-

5.	DIRECTORS’ EMOLUMENTS
	GROUP
	Year ended 30 September 2008	Period ended 30 September 2007
	US$	US$
Directors’ fees	420,000	600

6.	STAFF COSTS
	GROUP
	Year ended 30 September 2008	Period ended 30 September 2007
	US$	US$
Salaries and wages	59,132	4,313
Social insurance	3,867	898

	62,999	5,211

The average number of employees during the period was 7(2007: 7).

7.	INTEREST PAYABLE AND SIMILAR CHARGES

	GROUP
	Year ended 30 September 2008	Period ended 30 September 2007
	US $	US $
Interest payable and similar charges	266	152

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

8.         TAXATION

	GROUP
	Year ended 30 September 2008	Period ended 30 September 2007
	US$	US$

Current tax charge	-	-

Factors affecting tax charge:

Loss before tax	(2,415,504)	(75,763)

Tax at 4.08% (2007: 10.82%)	(98,553)	(8,198)
Loss carried forward	98,553	8,198

Current tax charge	-	-

The Group has tax losses arising that are available against future taxable profits.  The directors are of the opinion that the probability of the Group trading profitably in the next 12 months is uncertain.  As a result of the existing uncertainties of their realisation, a deferred tax asset has not been recognised.

9.         PROPERTY, PLANT AND EQUIPMENT

2008 GROUP
	Office equipment	Motor vehicles	Total
	US$	US$	US$
Cost
As at 30 September 2007	5,233	35,582	40,815
Additions	14,017	-	14,017
Translation differences	20	650	670

As at 30 September 2008	19,270	36,232	55,502

Accumulated depreciation
As at 30 September 2007	(163)	(1,699)	(1,862)
Depreciation	(3,014)	(7,294)	(10,308)

As at 30 September 2008	(3,177)	(8,993)	(12,170)

Net book value

As at 30 September 2008	16,093	27,239	43,332

As at 30 September 2007	5,070	33,883	38,953

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

9.         PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

          2007 GROUP

	Office equipment	Motor vehicles	Total
	US$	US$	US$
Cost
As at incorporation	-	-	-
Acquisitions through business combination	3,564	35,070	38,634
Additions	1,602	-	1,602
Translation differences	67	512	579

As at 30 September 2007	5,233	35,582	40,815

Accumulated depreciation
As at incorporation	-	-	-
Depreciation	(149)	(1,653)	(1,802)
Translation differences	(14)	(46)	(60)

As at 30 September 2007	(163)	(1,699)	(1,862)

Net book value

As at 30 September 2007	5,070	33,883	38,953

As at incorporation	-	-	-

The Company has no fixed assets and as such no table has been prepared. This is concurrent with the prior period.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

10.	INVESTMENT IN SUBSIDIARY COMPANIES

	COMPANY
	2008	2007
	US$	US$
Cost
As at 1 October 2007/incorporation	348,985	-
Additions	-	348,985

Balance as at 30 September	348,985	348,985

Impairment
As at 1 October 2007/incorporation	-	-

Balance as at 30 September	-	-

Net book value
Balance as at 30 September	348,985	348,985

Details of the subsidiaries:

Name of subsidiaries	Country of incorporation	Principal activities	% held

Geo Genesis Group Inc	USA	Asset management and consultancy	100%
Qingdao China Partners Investment Advisory Co Ltd	China	Asset management and consultancy	100%
GGG Global Capital Management Ltd	Bermuda	Asset management and consultancy	100%
China Partners Property Management	Bermuda	Asset management and consultancy	100%
China Partners Capital Management	Bermuda	Asset management and consultancy	100%
China Partners Properties Ltd	Bermuda	Asset management and consultancy	100%
China Partners Private Equity Ltd	Bermuda	Asset management and consultancy	100%
GGG Global Opportunities Ltd	Bermuda	Asset management and consultancy	100%

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

11.         TRADE AND OTHER RECEIVABLES

	GROUP		COMPANY
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
	US$	US$	US$	US$
Trade receivables	34,815	69,000	-	-
Other debtors	241,599	8	10,732	6,012
Prepaid expenses	31,138	-	31,138	-
Amount due from Directors (see note 18)	626	3,011	-	-
Amounts owed by Group Undertakings	-	-	1,228,897	45,000
	308,178	72,019	1,270,767	51,012

12.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following for the purposes of the cash flow statement:

	GROUP		COMPANY
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
	US$	US$	US$	US$
Cash in banks	384,654	261,256	299,670	-
Cash in escrow	-	45,145	-	33,812
Cash on hand	1,071	936	-	-
	385,725	307,337	299,670	33,812

13.	TRADE AND OTHER PAYABLES

	GROUP		COMPANY
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
	US$	US$	US$	US$
Trade creditors	14,060	24,456	-	-
Other creditors	15,736	7,877	-	3,000
Amount due to directors	-	15,832	-	-
Amounts due to Group Undertakings	-	-	597,460	-
	29,796	48,165	597,460	3,000

No interest is charged on the trade payables.  The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

14.	ACCRUED EXPENSES

	GROUP		COMPANY
	30 September 2008	30 September 2007	30 September 2008	30 September 2007
	US$	US$	US$	US$
Accruals	24,227	8,850	24,227	3,000
	24,227	8,850	24,227	3,000

15.         SHARE CAPITAL

GROUP AND COMPANY	30 September 2008	30 September 2007
	US$	US$
Authorised
350,000,000 common shares of US$0.0001 each	35,000	35,000

	30 September 2007
	Share Capital	Share Premium
	US$	US$
Allotted, called up and fully paid
64,200,000 common shares of US$0.0001 each	6,420	428,582

	30 September 2008
	Share Capital	Share Premium
	US$	US$
Allotted, called up and fully paid
67,725,692 common shares of US$0.0001 each	6,773	2,719,929

The Company has one class of shares.  Each share entitles the holder to one (1) vote at general meetings of the Company.  The authorised number of shares is 350,000,000 with a par value of US$0.0001 per share.

On 30 September 2008, the share capital of the Company was US$6,773 and the total number of shares was 67,725,692.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

15.         SHARE CAPITAL (CONTINUED)

2008 Authorisations

Date of issue	Nominal value per share US$	Market value per share US$	Number of shares issued	Nominal value of issue US$	Share premium increase US$
Brought forward	-	-	64,200,000	-	428,582
3 December 2007	0.0001	0.65	100,000	10	64,990
6 December 2007	0.0001	0.65	50,000	5	32,495
28 November 2007	0.0001	0.65	50,000	5	32,495
20 November 2007	0.0001	0.65	100,000	10	64,990
16 November 2007	0.0001	0.65	100,000	10	64,990
27 December 2007	0.0001	0.65	200,000	20	129,980
22 November 2007	0.0001	0.65	200,000	20	129,980
21 December 2007	0.0001	0.65	340,000	34	220,966
4 January 2008	0.0001	0.65	78,000	8	50,692
14 January 2008	0.0001	0.65	2,307,692	231	1,499,769

			67,725,692	353	2,719,929

Share options

The fair value of the share options granted has been calculated using the Black-Scholes option-pricing model individually applied to each option granted.  The inputs into this model were as follows:

	Issued on 9 January 2008
Share price	7	p
Exercise price	5	p
Expected volatility	22%
Expected life	3 years
Risk free rate	5%
\
The expected volatility represents management’s best estimate of volatility given the lack of historical information available regarding share price volatility.

Share Options
	Number of shares	Weighted average exercise price per share		Weighted average remaining contractual life (years)

Balance at 1 October 2007- exercisable	-	-		-

Options granted in the year- exercisable	8,095,000	5	p	2.73

Balance at 30 September 2008 - exercisable	8,095,000	5	p	2.73

Balance at 30 September 2007 - exercisable	-	-		-

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

16.	LOSS PER SHARE

In accordance with lAS 33 and as the group has reported a loss for the period, the share options are not dilutive.

	30 September 2008	30 September 2007
	US$	US$
Loss after taxation	(2,415,504)	(75,763)

Basic weighted average shares in issue in period	65,209,308	24,172,929

Basic and diluted loss per share based on the weighted average number of shares in issue in the year	3.7	0.3

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT OBJECTIVES AND POLICIES

The accounting policies for financial instruments have been applied to the line items below:

GROUP

	Financial assets at fair value through the P&L	Total
2008	US$	US$
Assets as per the balance sheet
Trade and other receivables	308,178	308,178
Cash and cash equivalents	385,725	385,725

Total	693,903	693,903

	Held-to-maturity investments	Total
	US$	US$
Liabilities as per the balance sheet
Trade and other payables	29,796	29,796
Accrued expenses	24,227	24,227

Total	54,023	54,023

	Financial assets at fair value through the P&L	Total
2007	US$	US$
Assets as per the balance sheet
Trade and other receivables	72,019	72,019
Cash and cash equivalents	307,337	307,337

Total	379,356	379,356

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT OBJECTIVES AND POLICIES  (CONTINUED)

	Held-to-maturity investments	Total
	US$	US$
Liabilities as per the balance sheet
Trade and other payables	48,165	48,165
Accrued expenses	8,850	8,850

Total	57,015	57,015

COMPANY

	Financial assets at fair value through the P&L	Total
2008	US$	US$
Assets as per the balance sheet
Trade and other receivables	1,270,767	1,270,767
Cash and cash equivalents	299,670	299,670

Total	1,570,437	1,570,437

	Held-to-maturity investments	Total
	US$	US$
Liabilities as per the balance sheet
Trade and other payables	597,460	597,460
Accrued expenses	24,227	24,227

Total	621,687	621,687	-

	Financial assets at fair value through the P&L	Total
2007	US$	US$
Assets as per the balance sheet
Trade and other receivables	51,012	51,012
Cash and cash equivalents	33,812	33,812

Total	84,824	84,824

	Held-to-maturity investments	Total
	US$	US$
Liabilities as per the balance sheet
Trade and other payables	3,000	3,000
Accrued expenses	3,000	3,000

Total	6,000	6,000

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

The Group’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk and cash flow interest-rate risk.  These risks are limited by the Group’s financial management policies and practices as described below:

(a)	Credit risks
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

The Group has no significant concentrations of credit risk.  The Group has credit risk management policies in place and exposure to credit risk is monitored on an ongoing basis.  Management generally adopts conservative strategies and tight control on credit policy.  The Group has limited the amount of credit exposure to customers.

The average credit period on sales of goods is 75 days.  No interest is charged on the trade receivables.

(a)	Credit risks (continued)
Before accepting any new customer, the Group assesses the potential customer’s credit quality via credit checks and defines credit limits by customer.  Of the trade receivables balance at the end of the period, US$62,790 is due from Changda International Co Ltd, the Group’s largest customer.  There are no other customers who represent more than 10% of the total balance of trade receivables.

Aging of past due but not impaired
	30 September 2008	30 September 2007
	US$	US$
60 – 90 days	-	6,012
90 – 120 days	-	-
More than 120 days	308,178	25,000

	308,178	31,012

The carrying amounts of the group’s trade and other receivables are denominated in the following currencies:
	30 September 2008	30 September 2007
	US$	US$
US dollar	273,363	42,037
Chinese Yuan Renminbi	34,815	9,505
Sterling	-	20,477

	308,178	72,019

The trade and other receivables do not contain impaired assets as they are still considered recoverable by reference to no default experience so far.  In determining the recoverability of trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.  The Group does not hold any collateral as security.

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)	Liquidity risks
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

To ensure liquidity, the Group maintains sufficient cash and cash equivalents on demand to meet its obligations as and when they fall due.

(c)	Market risks
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instrument.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising return on risk.

(d)	Foreign currency exchange risks
The Group does not hedge its foreign currencies.  Transactions with customers and vendors are mainly denominated in US Dollars and Chinese Yuan Renminbi.  Management considered that the currency exposure arising from these transactions is not significant to the Group.  Transactions with group companies denominated in US Dollars, which are exposed to foreign currency translation risks, are not significant to the Group.  The Group has bank accounts in both US Dollars and Chinese Yuan Renminbi to mitigate against exchange risks.

Exposure to currency risk

The Group’s exposure to foreign currency risk was as follows :

	US Dollars	Chinese Yuan Renminbi	Sterling	Total
2008	US$	US$	US$	US$
Trade and other receivables	273,363	34,815	-	308,178
Trade and other payables	(24,419)	(29,604)	-	(54,023)
	248,944	5,211		254,155

	US Dollars	Chinese Yuan Renminbi	Sterling	Total
2007	US$	US$	US$	US$
Trade and other receivables	42,037	9,505	20,477	72,019
Trade and other payables	(9,045)	(47,970)	-	(57,015)
	32,992	(38,465)	20,477	15,004

GEO GENESIS GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 30 SEPTEMBER 2008

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)	Foreign currency exchange risks (continued)

US$	Average rate	Reporting date mid- spot rate

RMB 1	0.14419	0.14630
GBP 1	1.97312	1.81750

Sensitivity analysis:
A 10% strengthening of the US Dollar against the following currencies at 30 September 2008 would have increased/(decreased) equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

A 10% weakening of the US Dollar against the above currencies at 30 September 2008 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

A sensitivity analysis is not relevant for Chinese Yuan Renminbi as it is pegged against the US Dollar.

(e)	Cash flow and fair value interest rate risks

The Group’s primary interest rate risk relates to interest bearing debts.  Investments in financial assets are mainly short term in nature and are not held for speculative purposes but are placed in fixed deposits.

The Group manages its interest rate exposure by maintaining a prudent mix of fixed and floating rate borrowing to allow it to be recognised on cheaper funding in a low interest rate environment and achieve a certain level of protection against interest rate increases.

18.	RELATED PARTIES TRANSACTIONS

The significant related party transactions during the financial period were as follows:

	30 September 2008	30 September 2007
	US$	US$
Amount due from related party	982	3,011
Amount due to related parties	(16,719)	-
Net due (to)/from related parties	(15,737)	3,011

INDEPENDENT AUDITORS’ REPORT ON GEO GENESIS GROUP LIMITED

To the shareholders of Geo Genesis Group Limited

We have audited the financial statements of Geo Genesis Group Limited for the year ended 30 September 2007, which comprise the consolidated and parent company income statements, the consolidated and parent company balance sheets, the consolidated and parent company cash flow statements, the consolidated and parent company statement of changes in equity and the related notes hereto. These financial statements have been prepared in accordance with the accounting policies set out therein.

This report is made solely to the company's members, as a body. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors' responsibilities, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and International Financial Reporting Standards (“IFRS”)

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Marshall Islands Companies Act. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors remuneration and transactions with the company and other members of the group is not disclosed.

We read the other information contained within the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS’ REPORT ON GEO GENESIS GROUP LIMITED (CONTINUED)

Opinion

In our opinion:

•
the financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of affairs of the Company and of the Group as at 30 September 2007, and of the Group’s results for the period then ended; and

•	the financial statements have been properly prepared in accordance with the Marshall Islands Company Law.

Mazars LLP

Chartered accountants
Registered auditor

Tower Bridge House
St Katharine's Way
London
E1W 1DD

Date: 28 February 2007

GEO GENESIS GROUP LTD
CONSOLIDATED INCOME STATEMENT
FOR THE PERIOD ENDED 30 SEPTEMBER 2007

	Note	Period to 30 September 2007
		$
Revenue	3		59,262

Less : Sales tax			(2,968)

Gross margin			56,294

Operating expenses :
Selling expenses			55,258
General and administrative expenses			70,757
Salaries and wages	6		5,211
Depreciation			1,802
Rent expense			260

Total expenses			(133,288)

Operating loss	4		(76,994)

Other income			1,231

Loss before provision of income taxes			(75,763)

Provision for income taxes	7		-

Net loss			(75,763)

Loss per share :
Basic	14		$(0.0031)
Diluted	14		$(0.0031)

GEO GENESIS GROUP LTD
CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2007

	Note	2007
		$
ASSETS

Non-current assets
Property, plant and equipment	8		38,953

Total non-current assets			38,953

Current assets
Trade receivables	9		72,019
Cash and equivalents	10		307,337

Total current assets			379,356

Total assets			418,309

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	11		48,165
Accrued expenses	12		8,850

Total liabilities			57,015

Equity
Issued capital	13		6,420
Share premium	13		428,582
Retained earnings	15		(75,763)
Foreign exchange reserve	15		2,055

Total equity attributable to equity holders			361,294

Total equity and liabilities			418,309

As approved by the Board of Directors on [DATE] and signed on its behalf by

Director

GEO GENESIS GROUP LTD
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 30 SEPTEMBER 2007

	Share capital	Share premium	Retained earnings	Total
	$	$	$	$

As at date of incorporation	-	-	-	-
Issue of shares	6,420	428,582	-	435,002
Loss for the period	-	-	(75,763)	(75,763)

Balance as at 30 September 2007	6,420	428,582	(75,763)	359,239

GEO GENESIS GROUP LTD
CONSOLIDATED CASH FLOWS STATEMENT
FOR THE PERIOD ENDED 30 SEPTEMBER 2007

	Note	Period to 30 September 2007
		$
Operating activities
Net loss			(75,763)
Adjustments to reconcile net income to net cash provided/(used) for operating activities
Depreciation and amortisation			1,802
Working capital adjustments :-
Decrease in debtors			50,879
Decrease in creditors			(55,859)

Net cash flows used for operating activities			(78,941)

Cash flows from investing activities
Acquisition of subsidiary	18.3		300,294
Purchase of property and equipment			(1,601)

Net cash flows from investing activities			298,693

Cash flows from financing activities
Proceeds from issuance of shares			86,050

Net increase in cash and cash equivalents			305,802
Cash at incorporation			-
Effect of foreign exchange			1,535

Cash and cash equivalent at the end of the period	10		307,337

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2007

1.	GENERAL INFORMATION

Geo Genesis Group Limited (“the Company”) is a corporation formed on 2 April 2007 under the Business Corporation Act of the Republic of Marshall Islands.

The Company and its subsidiaries (“the Group”) was formed to provide professional services as strategic advisors to corporate and government entities throughout Africa, Asia, Europe, Central and South America and the United States.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following principal accounting policies have been used consistently in the preparation of the consolidated financial information of the Group.  The consolidated financial information comprises the Company and its subsidiaries.

2.1	Basis of preparation
The consolidated financial statements of the Group has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financial information has been prepared under the historical cost convention, except in case of investment property and certain financial instruments, which are carried at fair value in accordance with IFRS. The significant accounting policies adopted are set out below.

The information has been prepared on a going concern basis.  In the opinion of the directors, the Group is able to meet its obligations as they fall due for the foreseeable future.

The accounting policies, as detailed below, have been applied consistently by the Group during the period ended 30 September 2007.

The financial information comprises the consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity, consolidated statement of cash flows and related notes.

2.2	Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, Geo Genesis Group, Inc., Qingdao China Partners Investment Advisory Limited, GGG Global Capital Management Limited, GGG Global Opportunities Limited, China Partners Property Management Limited, China Partners Properties Limited, China Partners Capital Management Limited and China Partners Equity Limited, made up to 30 September 2007.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full on consolidation.

No minority interests exist as the subsidiaries are entirely owned by the parent company.

2.3	Business combination and goodwill
Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

2.4	Impairment of goodwill
Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition.  Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination.  Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.  An impairment loss recognised for goodwill is not reversed in a subsequent period.

2.5	Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Normal repairs and maintenance are expensed as incurred whereas significant improvements which materially increase values or extend useful lives are capitalised and depreciated over the remaining estimated useful lives of the related assets.

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts.  Any gain or loss on the sale or retirement is recognised in current operations.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis and depreciated separately:

Office equipment                                          5 years                           straight line basis
Motor vehicles                                             5 years                            straight line basis

2.6	Deferred tax assets
Deferred tax assets are recognised for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realised.  Provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

2.7	Foreign exchange
Monetary assets and liabilities denominated in foreign currencies are translated into US Dollars at the rates of exchange ruling at the balance sheet date.  Transactions in foreign currencies are recorded at the rate ruling at the date of transaction.  All differences are taken to the profit and loss account.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in US Dollars using exchange rates prevailing at the balance sheet date.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Exchange differences arising, if any, are classified as equity and recognised in the Group’s foreign currency translation reserve.

Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.8	Financial instruments
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis.  A financial asset is derecognised when the Group’s contractual rights to future cash flows from the financial asset expire or when the Group transfers the contractual rights to future cash flows to a third party.  A financial liability is derecognised only when the liability is extinguished.

(a)	Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method.  Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

(b)	Cash and cash equivalents
For purposes of the consolidated balance sheet and consolidated statement of cash flows, the Group considers all highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.  At 30 September 2007 management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of these financial instruments.

(c)	Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.  An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

(d)	Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

(e)	Financing costs and interest income
Financing costs comprise interest payable on borrowings and finance lease payments and interest income which is calculated using the effective interest rate method.

2.9	Financial risk management objective and policies
The Group’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk and cash flow interest-rate risk.  These risks are limited by the Group’s financial management policies and practices as described below:

(a)	Credit risks
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

The Group has no significant concentrations of credit risk.  The Group has credit risk management policies in place and exposure to credit risk is monitored on an ongoing basis.  Management generally adopts conservative strategies and tight control on credit policy.  The Group has limited the amount of credit exposure to customers (see Note 9).

(b)	Liquidity risks
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

To ensure liquidity, the Group maintains sufficient cash and cash equivalents on demand to meet its obligations as and when they fall due.

(c)	Market risks
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instrument.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising return on risk.

(i)	Foreign currency exchange risks
The Group does not hedge its foreign currencies.  Transactions with customers and vendors are mainly denominated in US Dollars and Chinese Yuan Renminbi.  Management considered that the currency exposure arising from these transactions is not significant to the Group.  Transactions with group companies denominated in US Dollars, which are exposed to foreign currency translation risks, are not significant to the Group.  The Group has bank accounts in both US Dollars and Chinese Yuan Renminbi to mitigate against exchange risks.

(ii)	Cash flow and fair value interest rate risks

The Group’s primary interest rate risk relates to interest bearing debts.  Investments in financial assets are mainly short term in nature and are not held for speculative purposes but are placed in fixed deposits.

The Group manages its interest rate exposure by maintaining a prudent mix of fixed and floating rate borrowing to allow it to recognised on cheaper funding in a low interest rate environment and achieve a certain level of protection against interest rate increases.

2.10	Use of Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from those estimates and the differences may be material to the financial statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Revenue recognition
The Group uses the percentage-of-completion method in accounting for its fixed-price contracts to deliver professional services.  Use of the percentage-of-completion method requires the Group to estimate the services performed to date as a proportion of the total services to be performed.

2.11	Presentation currency
Being the Group’s functional currency, the financial information has been presented in US Dollars (“$”) except where disclosed otherwise.

3.	REVENUE

Revenue is recognised by reference to the stage of completion of the contract activity at the balance sheet date, measurement is based on the proportion of work performed to date relative to the estimated total contract value, except where this would not be representative of the stage of completion.

4.	LOSS FROM OPERATIONS

Loss from operation has been arrived at after charging:

	Period ended 30 September 2007
	$
Rent		260
Depreciation		1,802
Realised foreign exchange loss		260
Audit fees		8,850

5.	DIRECTORS’ EMOLUMENTS

Period ended 30 September 2007
$
Directors’ fees		600

6.	STAFF COSTS

	Period ended 30 September 2007
	$
Salaries and wages		4,313
Social insurance		898

		5,211

The average number of employees during the period was 7.

7.	TAXATION

	Period ended 30 September 2007
	$
Factors affecting tax charge for the period:
Loss on ordinary activities before tax		(75,763)

Loss on ordinary activities before taxation multiplied by standard rate of UK corporation tax of 30%		(22,729)
Loss carried forward		22,279

Current tax charge		-

The Group has tax losses arising that are available against future taxable profits.  The directors are of the opinion that the probability of the Group trading profitably in the next 12 months is uncertain.  As a result of the existing uncertainties of their realisation, a deferred tax asset has not been recognised.

8.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Motor vehicles	Total
	$	$	$
Cost
As at incorporation	-	-	-
Acquisitions through business combination	3,564	35,070	38,634
Additions	1,602	-	1,602
Translation differences	67	512	579

As at 30 September 2007	5,233	35,582	40,815

Accumulated depreciation
As at incorporation	-	-	-
Depreciation	(149)	(1,653)	(1,802)
Translation differences	(14)	(46)	(60)

As at 30 September 2007	(163)	(1,699)	(1,862)

Net book value

As at 30 September 2007	5,070	33,883	38,953

As at date of incorporation	-	-	-

9.	TRADE AND OTHER RECEIVABLES

	30 September 2007
	$
Trade receivables		69,000
Other debtors		8
Amount due from directors (Note 19)		3,011

		72,019

The average credit period on sales of goods is 211 days.  No interest is charged on the trade receivables.

Before accepting any new customer, the Group assesses the potential customer’s credit quality via credit checks and defines credit limits by customer.  Of the trade receivables balance at the end of the period, US$62,790 is due from Changda International Co Ltd, the Group’s largest customer.  There are no other customers who represent more than 10% of the total balance of trade receivables.

Ageing of past due but not impaired

	30 September 2007
	$
60 – 90 days		6,012
90 – 120 days		-
More than 120 days		25,000

		31,012

The carrying amounts of the group’s trade and other receivables are denominated in the following currencies:

	30 September 2007
	$
US dollar		42,037
Chinese Yuan Renminbi		9,505
Sterling		20,477

		72,019

The trade and other receivables do not contain impaired assets as they are still considered recoverable by reference to no default experience so far.  In determining the recoverability of trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.  The Group does not hold any collateral as security.

10.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following for the purposes of the cash flow statement:

	30 September 2007
	$
Cash in banks		261,256
Cash in escrow		45,145
Cash on hand		936

		307,337

11.	TRADE AND OTHER PAYABLES

	30 September 2007
	$
Trade creditors		24,456
Other creditors		7,877
Amount due to directors		15,832

		48,165

No interest is charged on the trade payables.  The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

12.	ACCRUED EXPENSES

30 September 2007
$
Accruals		8,850

8,850

13.	SHARE CAPITAL

30 September 2007
$
Authorised
350,000,000 ordinary shares of $0.0001 each		35,000

	30 September 2007
	Share capital		Share premium
		$	$
Alloted, called up and fully paid
62,400,000 ordinary shares of $0.0001 each	6,240			428,582

The Company has one class of shares.  Each share entitles the holder to one (1) vote at general meetings of the Company.  The authorised number of shares is 350,000,000 with a par value of $0.0001 per share.

On September 30, 2007, the share capital of the Company was $6,420 and the total number of shares was 64,200,000.

Authorisations

	Note	Issue value per share	Shares		Share capital		Share premium
				$		$	$
Share issue	(i)	0.000100	6,000,000		600			-
Share issue	(ii)	0.000100	4,500,000		450			-
Share issue	(iii)	0.007341	4,000,000		400			28,966
Share issue	(iv)	0.025000	3,400,000		340			84,660
Share issue	(v)	0.006902	46,300,000		4,630			314,956

			64,200,000		6,420			428,582

(i)	On June 22, 2007, the Board of Directors authorised the issuance of 6,000,000 shares as founder shares distributed to entities designated by its founding directors for cash.

(ii)	On July 9, 2007, the Board of Directors authorised the issuance of 4,500,000 more shares to other individual founders of the corporation for cash.

(iii)	On July 17, 2007, the Board of Directors approved the issuance of 4,000,000 shares in exchange for the entire share capital of Qingdao China Partners Investment Advisory Limited.

Share options

(i)
On July 26, 2007, the Board authorised the establishment of the first year stock option plan for directors, executive committee members, key executives and strategic affiliates of the company.  Under the plan, common stock options representing 20% of the outstanding shares will be distributed to this group upon the completion of the acquisition of Geo Genesis Group, Inc. based in Delaware, United States.

(ii)
On July 30, 2007, the Board authorised the issuance of 46,300.000 shares and 23,150,000 warrants to the existing shareholders of Geo Genesis Group Inc. in compliance with the company’s agreement to acquire 100% of all the 23,150,000 issued and outstanding shares of GGG Inc.  The warrants have not been recorded as no determinable basis of valuation is available for recognition in the accounts.

14.	LOSS PER SHARE

The basic loss per share is calculated by reference to the earnings attributable to ordinary shareholders, divided by the number of shares in issue as at 30 September 2007, as follows :

30 September 2007
	$
Loss after taxation		(75,763)

Basic and diluted weighted average ordinary shares in issue in period		24,172,929

Basic and diluted loss per share based on the issued share capital as at 30 September 2007		(0.0031)

15.	RESERVES

	30 September 2007
	$
Net loss for the period		(75,763)
Foreign exchange reserve		2,055

Balance as at 30 September 2007		(73,708)

16.	FINANCIAL INSTRUMENTS BY CATEGORY

	Financial assets at fair value through the profit and loss	Loans and receivables	Held-to-maturity investments	Available-for-sale financial assets	Total
	$	$	$	$	$
Assets as per balance sheet
Trade receivables	-	72,019	-	-	72,019
Cash and cash equivalents	-	307,337	-	-	307,337

Total	-	379,356	-	-	379,356

			Financial assets at fair value through the profit and loss	Other financial liabilities	Total
			$	$	$
Liabilities as per balance sheet
Trade and other payables			-	48,165	48,165
Accrued expenses			-	8,850	8,850

Total			-	57,015	57,015

16.1	Interest rate risk

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was :

	30 September 2007
	$
Fixed rate instruments
Financial assets		72,019
Financial liabilities		(57,015)

Carrying value		15,004

Variable rate instruments
Financial assets		307,337
Financial liabilities		-

Carrying value		307,337

16.2	Exposure to currency risk

The Group’s exposure to foreign currency risk was as follows :

	US Dollars	Chinese Yuan Renminbi	Sterling	Total
	$	$	$	$
Trade and other receivables	42,037	9,505	20,477	72,019
Trade and other payables	(9,045)	(47,970)	-	(57,015)

	32,992	(38,465)	20,477	15,004

The following significant exchange rates applied during the period:

USD	Average rate	Reporting date mid-spot rate

RMB 1	0.13064	0.13338
GBP 1	1.98721	2.04768

Sensitivity analysis:
A 10% strengthening of the US Dollar against the following currencies at 30 September would have increased/(decreased) equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

Effect in US Dollars	Equity	Profit and loss
	$	$
GBP	(2,148)	(2,148)

A 10% weakening of the US Dollar against the above currencies at 30 September would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

A sensitivity analysis is not relevant for Chinese Yuan Renminbi as it is pegged against the US Dollar.

17.	SEGMENT DATA

Segment reporting by geographical location follows for the period ended 30 September 2007 :

	United States		China		Bermuda		Marshall Islands		Total
	$		$		$		$		$
Revenue		-		56,294		-		-		56,294
Operating expenses		(37,281)		(42,012)		(45,000)		(7,193)		(131,486)
Depreciation and amortisation				(1,802)		-		-		(1,802)
Other income (loss)		1,383		(152)		-		-		1,231

Net income (loss)		(35,898)		12,328		(45,000)		(7,193)		(75,763)

18.	ACQUISITION OF SUBSIDIARIES

The Company acquired the shares of Geo Genesis Group Inc. and Qingdao China Investment Advisory Ltd. by exchange of shares issued to the original shareholders of the acquired companies.

18.1	Details of net assets acquired and goodwill are as follows :

	$
Fair value of shares issued		348,952

Total purchase consideration		348,952
Fair value of net assets acquired		(348,952)

Goodwill		-

18.2	The assets and liabilities arising from the acquisition are as follows :

	Fair value	Acquirees’ carrying amount
	$	$
Current assets
Cash and cash equivalents	300,294	300,294
Debtors	122,898	122,898

Non current
Plant and equipment	38,634	38,634

Current liabilities
Creditors	(112,874)	(112,874)

Net assets	348,952	348,952

18.3	Net cash inflow on acquisition of subsidiaries

$
Purchase consideration	348,952
Less : Non cash consideration	(348,952)

Consideration paid in cash	-
Less : Cash and cash equivalents acquired	(300,394)

Net cash inflow on consolidation	(300,294)

19.	RELATED PARTIES TRANSACTIONS

The significant related party transactions during the financial period were as follows:

30 September 2007
$
Amount due from directors	3,011

The above represents an amount due from Jan Pannemann.  The amount is unsecured, interest free and with no fixed term of repayment.

20.	CONTROL

The controlling party of the Group is Geo Genesis Group Ltd, a company incorporated in the Marshall Islands.

21.	SUBSEQUENT EVENTS

On 14 January 2008, the Company issued 3,525,692 ordinary shares and 575,000 warrants pursuant to the closing of the private placement of common shares and for which each subscriber executed a subscription agreement and paid 65 cents (US$0.65) per share.

22.	NATURE OF FINANCIAL INFORMATION

The financial information set out in this report does not constitute Statutory Accounts for the purpose of the Companies Act 1985.

ITEM 18.	FINANCIAL STATEMENTS

Financial statements are provided under ITEM 17.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this report

EXHIBIT NO	DESCRIPTION
1.1	Articles of Incorporation filed April 2, 2007 *
1.2	By-Laws*
2.1	Form of Common Share Certificate*
2.2	Form of Warrant Certificate – Class A*
2.3	Form of Warrant Certificate – Class B*
4.1	Qingdao China Partners Business License*
4.2	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Phillip Roger Howard Connor III dated October 7, 2007*
4.3	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Roger Bendelac*
4.4	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Anastasio Carayannis*.
4.5	Appointment Letter between Geo Genesis Group, Ltd. and Albert Grant*
4.6	Appointment Letter dated February 28, 2008 between Geo Genesis Group, Ltd. and Ian Davison*
4.7	Appointment Letter between Geo Genesis Group, Ltd. and Marc Koplik*
4.8	Warrant Agreement dated October 28, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance*
4.9	Engagement letter dated October 8, 2007 between Geo Genesis Group Ltd. and Orange Corporate Finance*
4.10	Lock-In and Orderly Market Deeds between Geo Genesis Group Ltd., Orange Corporate Finance, directors of Geo Genesis Group, Ltd. and Shareholders dated February 2008*
4.11	Subscription Agreements dated December 2007 between the Geo Genesis Group Ltd. and subscribers*
4.12	Stock Option Plan dated July 26, 2007*
4.13	Engagement Letter dated April 18, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance*
4.14	Engagement Letter dated September 1, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance*
4.15	Agreement with Bank of Communications
4.16	Letter of Intent with Huashiji Science and Technology Development Group
4.17	Letter of Understanding and Co-operation with Office for Development of Capital Markets
4.18	Letter of Understanding and Co-operation with Libertas Capital Asia Ltd, Hong Kong
4.19	Agreement with TianXu Chemicals
4.20	Letter of Intent with Yawee Digital
4.21	Agreement with Mishau Cement
4.22	Agreement with Jinhua Diamond
4.23	Agreement with Hongdapai
4.24	Engagement Letter with Sienna Commerical Quindao Realty Advisors Ltd.
4.25	Agreement with Santaida Tyre
4.26	Strategic Cooperation Agreement with Arbel Capital Group Ltd.
4.27	Agreement with World-Wide Business Centres, Inc.
4.28	Letter of Intent with Noblestart Catalysts Co., Ltd.
4.29	Consulting and Advisory Agreement with Changda Iternational Ltd.
8.1	List of Subsidiaries*

* Previously filed.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GEO GENESIS GROUP, LTD.

June 10, 2009	By:	/s/ Roger Bendelac
Roger Bendelac
Chief Executive Officer

GEO GENESIS GROUP, LTD.

By:	/s/ Philip Roger Howard Connor III
Philip Roger Howard Connor III
Chief Financial Officer